                                                  FILED PURSUANT TO RULE 424(a)
                                                  REGISTRATION NUMBER 333-46813
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion, dated March 3, 1998
PROSPECTUS
                                3,000,000 SHARES

                              [LOGO OF COTELLIGENT]

                                  COMMON STOCK

                                 -------------
  Of the 3,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Cotelligent Group, Inc. ("Cotelligent" or the "Company") offered hereby (the "Offering"), 1,750,000 shares are being offered by the Company and 1,250,000 shares are being offered by certain selling stockholders (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares of the Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriting."

  The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "CGZ." On February 23, 1998, the last reported sales price for the Common Stock, as reported on the NYSE, was $23.69 per share. See "Price Range of Common Stock."
                                 -------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 -------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                   Underwriting                   Proceeds to
                      Price to    Discounts and    Proceeds to      Selling
                       Public     Commissions(1)    Company(2)    Stockholders
------------------------------------------------------------------------------
Per Share........       $              $               $              $
------------------------------------------------------------------------------
Total(3).........    $              $               $              $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company of approximately $600,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 450,000 additional shares of Common Stock on the same terms and conditions set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $     , $
    and $      , respectively. See "Underwriting."
                                 -------------
  The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates for the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York or through the facilities of The Depository Trust Company on or about March , 1998.
                                 -------------
LEHMAN BROTHERS

           THE ROBINSON-HUMPHREY COMPANY

                                              PRUDENTIAL SECURITIES INCORPORATED

March  , 1998

                                  COTELLIGENT

                                    [LOGO]

                        SCOPE OF IT CONSULTING SERVICES

  STAFF AUGMENTATION

  . Application design, programming, development and maintenance
  . Client/server system design and development
  . Systems engineering and integration
  . Intranet/internet design and development
  . Network design and management

  PROJECT MANAGEMENT

  . Systems and business process re-engineering/planning
  . Relational database design and development
  . Hardware and software selection/integration/implementation
  . Creation and execution of system integration plans
  . Customized software development

  OUTSOURCING

  . Application system maintenance
  . Outsourcing complex IT functions
  . Custom software development/offsite
  . Development centers


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THIS OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THIS OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and the pro forma combined financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial data set forth herein assume no exercise of the Underwriters' over-allotment option. All references to years, unless otherwise noted, refer to the Company's fiscal year, which ends on March 31 of each year.

                                  THE COMPANY

  Cotelligent Group, Inc. ("Cotelligent" or the "Company") is a software professional services firm providing information technology ("IT") consulting services, including staff augmentation, project management and outsourcing services, to businesses with complex IT operations. The Company operates offices in 22 metropolitan areas across the United States. The Company provides its clients with IT professionals who are proficient in a wide variety of hardware and software platforms. Cotelligent's IT professionals are primarily billed on a time and materials basis and offer clients specialized expertise in implementation services including applications design, programming, development and maintenance, client/server design and development, systems software design, systems engineering, systems integration, intranet/internet design and development and network design and management services. At December 31, 1997, the Company had approximately 2,700 employees, including a technical staff of approximately 2,200 IT professionals, providing services to approximately 550 clients across a broad spectrum of commercial industries throughout the United States, including telecommunications, technology and financial services. The Company's clients include AT&T Corp., AT&T Wireless Services, Bell Communications Research, Cargill Financial Services Corp., Frito-Lay, Inc., JC Penney, Inc., Liberty Mutual Insurance Co., Lucent Technologies Inc., MCI Communications Corporation, Mercantile Bankshares Corporation, Microsoft Corporation, Monsanto Company, Office Depot, Inc., Pacific Bell and U S West, Inc.

  The IT consulting services industry is expected to experience continued growth over the next several years. According to Dataquest estimates, United States spending for IT professional services (excluding training and education) will be approximately $68 billion in 1998 and is projected to grow at a compound annual growth rate of 14% through 2000. This increased demand for IT consulting services is largely fueled by: (i) increasing pressure on businesses to generate timely, accurate business information; (ii) the proliferation of more powerful and less expensive computer hardware/software; (iii) the trend away from centralized mainframes and custom applications to personal computer-driven systems employing a broad range of complex software applications; and
(iv) the emergence of the Year 2000 issue, which has caused companies to seek out and implement more advanced IT systems and solutions. As a result, businesses have invested, and are likely to continue to invest, significant amounts of capital to build, support and update their IT infrastructures. Concurrent with this increase in IT-related expenditures, competition has pressured corporations to reduce or eliminate costs unrelated to core operational competencies. As such, businesses are increasingly turning to IT consulting services companies such as Cotelligent to help them appropriately staff and manage a wide array of IT consulting and support needs. By contracting with Cotelligent, corporations can access skilled IT professionals on an "as-needed" basis, converting their fixed labor costs into variable costs and reducing their costs of recruiting, hiring, training and terminating permanent employees.

  The Company's goal is to be a leading nationwide provider of IT consulting services, including staff augmentation, project management and outsourcing services, to businesses with complex IT operations. To accomplish this goal, the Company has implemented a business strategy consisting of two distinct components. First, the Company has adopted an operating strategy for internal growth by: (i) creating an infrastructure to effectively recruit and retain qualified IT professionals; (ii) leveraging its local client relationships in a coordinated effort to provide services on a national scope to its larger accounts; (iii) operating with a decentralized management structure to foster an environment in which "best practices" are shared on a Company-wide basis, allowing successful strategies to be implemented at various operating locations; (iv) leveraging the Cotelligent brand by transitioning from the local names of the operating units to Cotelligent's national identity; and (v) pursuing strategic alliances with nationally established technology companies, such as Microsoft Corporation, through which the Company will enhance its technical support capabilities and strengthen certain of its key business relationships.

  As the second part of its business strategy, the Company intends to broaden the geographic and technical scope of its operations by acquiring established firms that offer complementary IT consulting services in new or existing regions and that will expand the depth and breadth of services provided to clients. The IT consulting industry is highly fragmented. According to INPUT, an international research firm, approximately 3,500 IT consulting services businesses with annual revenues in excess of $1 million provide services and expertise in the United States. As a result of this fragmentation, the IT consulting services industry has recently experienced consolidation as smaller, regional firms have become less able to effectively compete with larger, national IT consulting services firms which often possess greater access to capital and IT professionals as well as the service capabilities required to serve large companies that are consolidating their vendor lists. To capitalize on this industry fragmentation and trend towards consolidation, the Company has developed an acquisition strategy based on a philosophy to: (i) purchase local or regional IT consulting services firms with successful, proven operating models; (ii) allow the acquired company to operate in a manner consistent with its historical practice and as dictated by local market conditions, rather than converting the operations to a standardized national business model; and (iii) improve the acquired company's profitability by passing on the operating and financial benefits associated with national firm status. The Company believes that this philosophy differentiates Cotelligent from other potential acquirors and is attractive to acquisition candidates who wish to preserve their corporate culture. The Company also believes that this acquisition strategy will allow it to secure assignments from clients seeking to do business with national IT consulting services firms, as well as regional businesses seeking local relationships.

  In February 1996, the Company acquired, simultaneously with the closing of its initial public offering (the "IPO"), four established providers (the "Initially Acquired Companies") of IT consulting services to serve as a foundation to execute its growth strategy. Since the IPO, the Company has acquired sixteen additional IT consulting services firms (the "Subsequent Acquisitions") which have strengthened the Company's operations by diversifying its base of Fortune 1000 clients, expanding its national presence, broadening its nationwide resource pool and client base and increasing the Company's capabilities and expertise.

  The Company was incorporated in February 1993 under the laws of the State of California as TSX, a California corporation. In November 1995, the Company changed its jurisdiction of incorporation to Delaware and its name to Cotelligent Group, Inc. Unless the context otherwise requires, references in this Prospectus to the "Company" and to "Cotelligent" refer to TSX, a California corporation, and Cotelligent Group, Inc., a Delaware corporation.

  The Company's executive offices are located at 101 California Street, Suite 2050, San Francisco, California 94111 and its telephone number is (415) 439-6400.

                                  THE OFFERING

 COMMON STOCK OFFERED BY:
  The Company........................ 1,750,000 shares
  The Selling Stockholders........... 1,250,000 shares
    Total Common Stock offered....... 3,000,000 shares
 Common Stock to be outstanding after
  the Offering (1)................... 13,468,851 shares
 Use of Proceeds..................... To repay indebtedness outstanding under the Company's line of credit facility and
                                      for working capital and general corporate
                                      purposes, including future acquisitions.
                                      At this time, the Company has not entered
                                      into any definitive agreements to acquire
                                      any other entity. See "Use of Proceeds."
 NYSE Symbol......................... CGZ

--------
(1) Excludes 2,020,327 shares reserved for future issuance upon exercise of outstanding options and reserved for issuance under the Company's 1995 Long-Term Incentive Plan, and 213,979 shares reserved for future issuance under the Company's Employee Stock Purchase Plan.

                             SUMMARY FINANCIAL DATA
                          COTELLIGENT GROUP, INC. (1)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                             YEAR ENDED MARCH 31,
                    -------------------------------------------------------------------------
                                                                                   PRO FORMA
                       1993         1994         1995         1996        1997      1997(2)
                    -----------  -----------  -----------  ----------- ---------- -----------
                    (UNAUDITED)  (UNAUDITED)                                      (UNAUDITED)
STATEMENTS OF
 OPERATIONS DATA:
 Revenues.........  $    27,414  $    34,446  $    44,600  $    66,433 $  165,417 $  165,417
 Cost of services.       18,507       21,929       30,003       45,814    116,844    116,817
                    -----------  -----------  -----------  ----------- ---------- ----------
  Gross profit....        8,907       12,517       14,597       20,619     48,573     48,600
 Selling, general
  and
  administrative
  expenses........        7,687       10,798       13,848       17,867     39,167     37,611
 Non-recurring
  transaction
  costs...........           --           --           --           --      1,969         --
                    -----------  -----------  -----------  ----------- ---------- ----------
  Operating
   income.........        1,220        1,719          749        2,752      7,437     10,989
 Other income
  (expense), net..         (125)         (92)         (95)         108         15         15
                    -----------  -----------  -----------  ----------- ---------- ----------
 Income before
  provision for
  income taxes....        1,095        1,627          654        2,860      7,452     11,004
 Provision for
  income taxes....           26          218          115          248      3,742      4,512
                    -----------  -----------  -----------  ----------- ---------- ----------
Net income........  $     1,069  $     1,409  $       539  $     2,612 $    3,710 $    6,492
                    ===========  ===========  ===========  =========== ========== ==========
Earnings per
 share(3)
 Basic ...........                                                     $     0.33 $     0.57
                                                                       ========== ==========
 Diluted..........                                                     $     0.33 $     0.57
                                                                       ========== ==========
Weighted average
 shares
 outstanding
 Basic............                                                     11,328,518 11,328,518
                                                                       ========== ==========
 Diluted..........                                                     11,402,513 11,402,513
                                                                       ========== ==========
                                            MARCH 31,
                    -------------------------------------------------------------
                       1993         1994         1995         1996        1997
                    -----------  -----------  -----------  ----------- ----------
BALANCE SHEET
 DATA:              (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
 Working capital..  $       761  $     2,861  $     2,091  $    20,491 $   15,471
 Total assets.....        4,353        7,157       10,545       39,472     45,167
 Long-term debt,
  less current
  portion.........          262          217          304          706        648
 Stockholders'
  equity..........        1,458        3,246        2,265       21,462     23,137
                       NINE MONTHS ENDED DECEMBER 31,
                    --------------------------------------
                                              PRO FORMA
                       1996        1997        1997(2)
                    ----------- ----------- --------------
                    (UNAUDITED)              (UNAUDITED)
STATEMENTS OF
 OPERATIONS DATA:
 Revenues.........  $  118,294  $  175,981    $  175,981
 Cost of services.      82,973     124,156       124,137
                    ----------- ----------- --------------
  Gross profit....      35,321      51,825        51,844
 Selling, general
  and
  administrative
  expenses........      28,100      41,593        39,629
 Non-recurring
  transaction
  costs...........       1,105         855            --
                    ----------- ----------- --------------
  Operating
   income.........       6,116       9,377        12,215
 Other income
  (expense), net..         120        (348)         (348)
                    ----------- ----------- --------------
 Income before
  provision for
  income taxes....       6,236       9,029        11,867
 Provision for
  income taxes....       2,745       5,327         4,865
                    ----------- ----------- --------------
Net income........  $    3,491  $    3,702    $    7,002
                    =========== =========== ==============
Earnings per
 share(3)
 Basic ...........  $     0.31  $     0.32    $     0.61
                    =========== =========== ==============
 Diluted..........  $     0.31  $     0.32    $     0.61
                    =========== =========== ==============
Weighted average
 shares
 outstanding
 Basic............  11,223,131  11,399,141    11,399,141
                    =========== =========== ==============
 Diluted..........  11,373,930  11,503,578    11,503,578
                    =========== =========== ==============
                                    DECEMBER 31, 1997
                                --------------------------
                                  ACTUAL    AS ADJUSTED(4)
                                ----------- --------------
BALANCE SHEET
 DATA:
 Working capital..              $   22,647    $   49,032
 Total assets.....                  74,531       100,916
 Long-term debt,
  less current
  portion.........                  12,296            --
 Stockholders'
  equity..........                  34,650        73,331

-------
(1) On February 20, 1996, Cotelligent acquired the Initially Acquired Companies simultaneously with the IPO. Prior to that date, Cotelligent was a non-operating entity. The operating results of the Initially Acquired Companies have been included since the date of acquisition. During fiscal 1997 and in the first nine months of fiscal 1998, the Company acquired the Pooled Companies (as defined herein) and has restated its financial statements for all periods to present financial data as if Cotelligent and the Pooled Companies had always been members of the same operating group. In addition, during fiscal 1997 and in the first nine months of 1998, the Company acquired the Purchased Companies (as defined herein). The consolidated financial statements include the operating results of the Purchased Companies subsequent to their respective acquisition dates.
(2) Pro forma data reflect adjustments for the acquisitions of the Pooled Companies including compensation differentials to former owners and employees ($1,556 for the year ended March 31, 1997 and $1,964 for the nine months ended December 31, 1997), termination of contributions to retirement plans ($27 for the year ended March 31, 1997 and $19 for the nine months ended December 31, 1997), removal of non-recurring transaction costs associated with the Pooled Companies ($1,969 for the year ended March 31, 1997 and $855 for the nine months ended December 31, 1997), and income taxes as if the entities were combined and subject to a 41% effective federal and state statutory rate throughout the periods presented. Pro forma results, including the Purchased Companies as if they were acquired on April 1, 1996, as adjusted for interest expense on cash consideration and amortization of goodwill are: Revenues $184,244 and $186,648, Net Income $7,169 and $7,549 and Diluted Earnings Per Share $0.61 and $0.64 for the year ended March 31, 1997 and the nine months ended December 31, 1997, respectively. See Note 4 of Notes to Consolidated Financial Statements.
(3) Earnings per share for the years ended March 31, 1993, 1994, 1995 and 1996 has not been presented because, as discussed in footnote 1 above and Note 2 of Notes to Consolidated Financial Statements, the issuance of shares of Common Stock sold in the IPO and the inclusion of the results of the Initially Acquired Companies are not reflected in any period prior to February 20, 1996.
(4) Adjusted to reflect the sale by the Company of the 1,750,000 shares of Common Stock offered hereby at an assumed public offering price of $23.69 per share, the last reported sales price of the Common Stock on the NYSE on February 23, 1998, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward-looking statements.

DEPENDENCE ON AVAILABILITY OF QUALIFIED IT PROFESSIONALS

  The Company is dependent upon its ability to attract, hire and retain IT professionals who possess the skills and experience necessary to meet the service requirements of its clients. The Company must continually identify, screen and retain qualified IT professionals to keep pace with increasing client demand for rapidly evolving technologies and changing client needs. Further, many of the IT professionals provided by the Company to its clients are not committed to provide their services exclusively to the Company. The Company competes with other companies in a variety of industry segments seeking to engage the services of such personnel. Competition for individuals with proven technical skills is intense. The Company competes for such individuals with other providers of technical services, systems integrators, providers of outsourcing services, computer systems consultants, clients and temporary staffing companies. In the past, the Company has experienced difficulties in identifying and retaining qualified IT professionals and has therefore been unable in certain instances to fill requests for services from clients. There can be no assurance that qualified IT professionals will be available to the Company in sufficient numbers. An inability to locate, retain and successfully place qualified IT professionals to fill client requests could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Recruiting."

INTEGRATION OF OPERATING UNITS

  Prior to February 20, 1996, the date of the IPO, Cotelligent was a non-operating entity and generated no revenue. Since the IPO, the Company has acquired the Subsequent Acquisitions, eight of which were acquired in the fiscal year ended March 31, 1997 and eight of which have been acquired to date in the fiscal year ending March 31, 1998. There can be no assurance that the Company will be able to successfully integrate its operating units on an economic or operational basis or that the Company's management group will be able to oversee the combined entity and effectively implement the Company's business strategy. The combined historical financial results of the Company cover periods when the operating units and Cotelligent were not under common control or management and as such may not be indicative of the Company's future financial or operating results.

  In addition, the Company intends to expand its business through the acquisition of additional IT consulting services businesses. There can be no assurance that the Company will be able to successfully integrate acquired businesses, if any, into the Company's infrastructure without substantial costs, delays or other operational or financial problems. Further, the Company's ability to manage future growth will depend significantly upon the Company's ability to integrate its operating units and any acquired businesses and develop Company-wide systems and operating procedures. An inability of the Company to successfully integrate the operating units or any acquired businesses would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operating Strategy" and "--Acquisition Strategy."

RELIANCE ON AND RETENTION OF KEY MANAGEMENT

  The Company's operations are dependent on the continued efforts of its executive officers and on the senior management of the operating units. While the Company has entered into employment agreements with certain of these individuals, there can be no assurance that any individual will continue in his or her present capacity with the Company for any specified period. The Company also expects that in order to pursue its operating strategy successfully, it will be required to hire additional management personnel at regional levels to implement adequate Company-wide systems and controls at each of the operating units. If the Company is unable to hire, train and integrate new management personnel effectively, or if such personnel are unable to achieve anticipated performance levels, the Company's business, financial condition and results of operations could be adversely affected. Furthermore, the Company will likely be dependent on the senior management of businesses, if any, that may be acquired in the future. If any of these people become unable to continue in their present roles, or if the Company is unable to attract and retain other skilled employees, the Company's business or prospects could be adversely affected. The Company does not maintain key man life insurance covering any of its executive officers or other members of senior management. See "Management."

PRICING AND MARGIN PRESSURE

  Many of the Company's larger clients purchase IT services primarily from a limited number of pre-approved vendors. In order to remain on its clients' vendor lists and to develop new client relationships, the Company must satisfy client requirements at competitive rates. Although the Company continually attempts to lower its costs, there are other IT consulting services organizations and temporary placement agencies that provide the same or similar services at equal or lower costs. Furthermore, as competition intensifies between IT consulting services providers, there may be increased demand for qualified IT professionals resulting in upward market pressure on compensation rates. Additionally, certain of the Company's clients require that their vendors reduce rates after services have commenced. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements and, as a result, the Company could lose clients or be unable to maintain historical gross profit levels or to operate profitably. See "Business--Competition."

COMPETITION

  The IT consulting services industry is highly competitive, fragmented and subject to rapid change. There are numerous companies engaged in the Company's business, many of which have greater technical, financial or marketing resources than the Company. Competition in the IT consulting services industry includes local, regional and national systems consulting and integration firms, professional service divisions of applications software firms, the professional service groups of computer equipment companies, management information outsourcing companies, certain "Big Six" accounting firms and general management consulting firms. The Company intends to enter new markets and offer new services by acquiring companies and expects that one or more of its competitors will have a presence in each of such new markets and are or will be providing such new services. The majority of the Company's competitors are smaller regional firms with a strong presence in their respective local markets. Further, many of the larger companies which have traditionally made up a substantial portion of the Company's target markets have recently been consolidating their vendor lists to a smaller number of preferred service providers. To the extent the Company is unable to meet the necessary requirements of such larger companies and become a preferred service provider, its ability to attract and retain such clients will be adversely affected. As a result, the Company may lose its existing clients or have difficulty acquiring new clients. There can be no assurance that the Company will be able to compete effectively against present and future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company competes for qualified IT professionals and viable acquisition candidates. There can be no assurance that the Company will be successful in attracting, hiring and retaining such personnel or in implementing its acquisition program. See "--Dependence on Availability of Qualified IT Professionals" and "Business--Competition."

RISKS RELATED TO ACQUISITIONS

  The Company intends to expand its operations through the acquisition of additional IT consulting services businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses, if any, without substantial costs, delays or other operational or financial problems.

Acquisitions may also involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events, circumstances or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Further, if competition for acquisition candidates increases, the purchase price of such target companies may increase to the point that otherwise viable acquisitions become cost prohibitive. Client satisfaction or performance problems at a single acquired firm could have a material adverse effect on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The inability of the Company to implement and manage its acquisition strategy successfully may have an adverse effect on the future prospects of the Company. See "Business--Operating Strategy" and "--Acquisition Strategy."

NEED FOR ACQUISITION FINANCING

  The Company currently intends to finance future acquisitions by using cash, notes and/or shares of its Common Stock for all or a portion of the consideration to be paid. If the Common Stock does not maintain a sufficient value, or potential acquisition candidates are unwilling to accept Common Stock as part or all of the consideration for the sale of their businesses, the Company may be required to use more of its cash resources, if available, to execute its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financing. There can be no assurance that the Company will be able to obtain such financing if and when it is needed or that, if available, it will be available on terms the Company deems acceptable. As a result, the Company might be unable to successfully implement its acquisition strategy, which may have an adverse effect on the future prospects of the Company. The Company has a $40.0 million syndicated revolving line of credit facility (the "Credit Line") available for working capital and other general corporate purposes, which may include acquisitions. There can be no assurance, however, that the Credit Line will be sufficient for the Company's needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Operating Strategy" and "--Acquisition Strategy."

ABSENCE OF LONG-TERM CONTRACTS; CLIENT CONCENTRATION

  A significant amount of the Company's revenues are primarily derived from services provided in response to client requests or on an assignment-by-assignment basis, and the Company's engagements, generally billed on a time and materials or arranged fee basis, are terminable at any time by clients, generally without penalty. There can be no assurance that existing clients will continue to use the Company's services at historical levels, if at all. In addition, for the nine months ended December 31, 1997, the Company's largest client accounted for approximately 8% of the Company's revenues and the Company's ten largest clients accounted for approximately 31% of the Company's revenues. There can be no assurance that these clients will continue to engage the Company for additional projects or do so at the same revenue levels. Loss of a major client could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Clients."

YEAR 2000 CONVERSION EFFORTS

  As the Year 2000 approaches, many date sensitive computer applications will fail because they are unable to process dates properly beyond December 31, 1999. Businesses will thus be required to devote significant resources to converting their information systems over the next three years. In the event that Year 2000 conversions result in a significant increase in competition for IT professionals or the Company's clients devote substantial resources to such conversions and decrease their expenditures on projects worked on by the Company's IT professionals, the Company's business, financial condition and results of operations may be materially adversely affected.

POSSIBLE FLUCTUATION OF RESULTS AND VOLATILITY OF STOCK PRICE

  The Company's revenues, gross margins and operating margins for any particular quarter are generally affected by business mix and billing rates, resource requirements, marketing activities, retention rates and the timing and size of client projects. Results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year and may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the shares of high growth companies in particular, have experienced extreme price fluctuations, often for reasons unrelated to the performance of a particular company's business. These broad market and industry fluctuations may adversely affect the market price of the Common Stock.

PROJECT RISKS

  The Company's IT professionals are often deployed in the workplace of other businesses. An attendant risk of such activity includes possible claims of discrimination and harassment, employment of illegal aliens and other similar claims. A failure to avoid these risks may result in negative publicity for the Company and the payment by the Company of money damages or fines. Although the Company historically has not had any significant problems in this area, there can be no assurance that the Company will not experience such problems in the future.

  The Company is also exposed to liability with respect to actions taken by its IT professionals while on assignment, such as damages caused by employee errors, misuse of client-proprietary information or theft of client property. Due to the nature of the Company's assignments and the potential liability with respect thereto, there can be no assurance that any insurance maintained by the Company will be adequate to cover any such liability. To the extent that such insurance is not sufficient in amount or scope to cover a loss, the Company's business, financial condition and results of operations could be materially adversely affected.

ANTI-TAKEOVER PROVISIONS

  The Company has a stockholder rights plan in effect (the "Rights Plan"). Under the terms of the Rights Plan, the holders of the Common Stock received one preferred share purchase right (each, a "Right"), as a dividend for each share of Common Stock held as of the close of business on September 24, 1997. Each Right entitles the holder to buy 1/10,000 of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $90.00. Further, each Right gives the holder the right to buy one share of Common Stock of the Company having twice the value of the exercise price of the Rights if a person or group acquires beneficial ownership of 20% or more of the Common Stock or commences a tender or exchange offer that would result in such a person or group owning 20% or more of the Common Stock. In addition, the Board of Directors of the Company is empowered to issue up to 500,000 shares of preferred stock, and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of the Rights Plan and this "blank-check" preferred stock may have the effect of delaying, discouraging, inhibiting, preventing or rendering more difficult an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, this "blank-check" preferred stock, and any issuance thereof, may have an adverse effect on the market price of the Common Stock. The Company's Certificate of Incorporation provides for a "staggered" Board of Directors, which may also have the effect of inhibiting a change of control of the Company and may have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered by the Company hereby (assuming a public offering price of $23.69 per share), after deducting the underwriting discounts and commissions and estimated offering expenses, are estimated to be $38.7 million ($48.8 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use a portion of the net proceeds to repay indebtedness outstanding under the Credit Line, which was incurred by the Company primarily to finance the cash portion of acquisitions and for working capital purposes. At February 23, 1998, there was approximately $16.0 million outstanding under the Credit Line, approximately $2.0 million of which bears interest at the rate of 7.2% per annum and approximately $14.0 million of which bears interest at the rate of 8.5% per annum. The Credit Line expires in September 2001. Any remaining net proceeds will be used for working capital and other general corporate purposes, including future acquisitions. See "Business--Acquisition Strategy." Pending such use, the net proceeds to be received by the Company will be invested in short-term, investment grade, interest-bearing securities. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company continually reviews and evaluates acquisition candidates to complement and expand its existing business, and is currently at various stages of evaluation and discussion with a number of such candidates. The Company has not entered into a definitive purchase agreement with respect to any acquisition candidate, and no portion of the net proceeds has been allocated to specific acquisitions; however, it is possible that a substantial portion of the net proceeds will be used for future acquisitions.

                          PRICE RANGE OF COMMON STOCK

  Since February 20, 1998, the Common Stock has been listed on the NYSE under the symbol "CGZ." From February 14, 1996 to February 19, 1998, the Common Stock was quoted on the Nasdaq National Market, under the symbol "COTL." Prior to February 14, 1996, there was no public market for the Common Stock. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the Nasdaq National Market through February 19, 1998 and includes the high and low sales price information on the NYSE subsequent to such date:

                                                                  HIGH    LOW
                                                                 ------ -------
      1996 FISCAL YEAR
        February 14, 1996 through March 31, 1996................ $11.75 $  8.00
      1997 FISCAL YEAR
        April 1, 1996 through June 30, 1996..................... $21.50 $ 11.13
        July 1, 1996 through September 30, 1996................. $18.50 $ 11.75
        October 1, 1996 through December 31, 1996............... $25.25 $ 15.63
        January 1, 1997 through March 31, 1997.................. $26.75 $  8.00
      1998 FISCAL YEAR
        April 1, 1997 through June 30, 1997..................... $14.38 $  7.25
        July 1, 1997 through September 30, 1997................. $20.63 $ 12.75
        October 1, 1997 through December 31, 1997............... $22.88 $ 17.13
        January 1, 1998 through February 23, 1998............... $24.00 $ 18.88

  On February 23, 1998, the last reported sales price of the Common Stock, as reported on the NYSE, was $23.69 per share. On February 20, 1998, there were 118 stockholders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company intends to retain all of its earnings, if any, to finance the expansion of its business and for general corporate purposes and does not anticipate declaring or paying any dividends on its Common Stock for the foreseeable future. In addition, the Company's Credit Line includes restrictions on the ability of the Company to pay dividends without the consent of the lender.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1997, on an actual basis and as adjusted to reflect the issuance by the Company of 1,750,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom at an assumed public offering price of $23.69 per share, the last reported sales price on the NYSE on February 23, 1998. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements, including the notes thereto, contained elsewhere in this Prospectus.

                                                               DECEMBER 31, 1997
                                                               -----------------
                                                                           AS
                                                                ACTUAL  ADJUSTED
                                                               -------- --------
                                                                (IN THOUSANDS)
   Cash and cash equivalents.................................  $    684 $ 27,069
                                                               ======== ========
   Short-term borrowings and current portion of long-term
    debt.....................................................  $    234 $    234
                                                               ======== ========
   Long-term debt, net of current portion....................  $ 12,296 $     --
   Stockholders' equity:
    Preferred Stock, $.01 par value per share, 500,000 shares
     authorized; no shares issued or outstanding.............       --       --
    Common Stock, $.01 par value per share, 100,000,000
     shares authorized; 11,713,596 shares issued and
     outstanding (13,463,596 shares as adjusted) (1).........       117      135
   Additional paid-in capital................................    27,399   66,062
   Retained earnings.........................................     7,134    7,134
                                                               -------- --------
      Total stockholders' equity.............................    34,650   73,331
                                                               -------- --------
      Total capitalization...................................  $ 46,946 $ 73,331
                                                               ======== ========

--------
(1) Excludes 2,020,327 shares reserved for future issuance upon exercise of outstanding options and reserved for issuance under the Company's 1995 Long-Term Incentive Plan, and 213,979 shares reserved for future issuance under the Company's Employee Stock Purchase Plan.

                            SELECTED FINANCIAL DATA

  The selected financial data with respect to Cotelligent's consolidated statements of operations for the years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1997 and with respect to the consolidated balance sheets as of March 31, 1996 and 1997 and December 31, 1997 have been derived from Cotelligent's financial statements that have been audited by Arthur Andersen LLP. The selected financial data with respect to Cotelligent's consolidated statements of operations for the years ended March 31, 1993 and 1994 and for the nine months ended December 31, 1996 and with respect to Cotelligent's consolidated balance sheets as of March 31, 1993, 1994 and 1995 have been derived from unaudited financial statements which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Results for the nine months ended December 31, 1997 are not necessarily indicative of results for the full year. Pro forma data for the year ended March 31, 1997 and for the nine months ended December 31, 1997 reflect adjustments for acquisitions accounted for under the pooling-of-interests method. The unaudited pro forma results are not necessarily indicative of the results that would have been achieved if the companies had operated on a combined basis for the periods presented.

  The following selected financial data should be read in conjunction with the financial statements, related notes and other financial information of the Company included elsewhere herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          COTELLIGENT GROUP, INC. (1)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                             YEAR ENDED MARCH 31,
                    -------------------------------------------------------------------------
                                                                                   PRO FORMA
                       1993         1994         1995         1996        1997      1997(2)
                    -----------  -----------  -----------  ----------- ---------- -----------
                    (UNAUDITED)  (UNAUDITED)                                      (UNAUDITED)
STATEMENTS OF
 OPERATIONS DATA:
 Revenues.........  $    27,414  $    34,446  $    44,600  $    66,433 $  165,417 $  165,417
 Cost of services.       18,507       21,929       30,003       45,814    116,844    116,817
                    -----------  -----------  -----------  ----------- ---------- ----------
  Gross profit....        8,907       12,517       14,597       20,619     48,573     48,600
 Selling, general
  and
  administrative
  expenses........        7,687       10,798       13,848       17,867     39,167     37,611
 Non-recurring
  transaction
  costs...........           --           --           --           --      1,969         --
                    -----------  -----------  -----------  ----------- ---------- ----------
  Operating
   income.........        1,220        1,719          749        2,752      7,437     10,989
 Other income
  (expense), net..         (125)         (92)         (95)         108         15         15
                    -----------  -----------  -----------  ----------- ---------- ----------
 Income before
  provision for
  income taxes....        1,095        1,627          654        2,860      7,452     11,004
 Provision for
  income taxes....           26          218          115          248      3,742      4,512
                    -----------  -----------  -----------  ----------- ---------- ----------
Net income........  $     1,069  $     1,409  $       539  $     2,612 $    3,710 $    6,492
                    ===========  ===========  ===========  =========== ========== ==========
Earnings per
 share(3)
 Basic ...........                                                     $     0.33 $     0.57
                                                                       ========== ==========
 Diluted..........                                                     $     0.33 $     0.57
                                                                       ========== ==========
Weighted average
 shares
 outstanding
 Basic............                                                     11,328,518 11,328,518
                                                                       ========== ==========
 Diluted..........                                                     11,402,513 11,402,513
                                                                       ========== ==========
                                            MARCH 31,
                    -------------------------------------------------------------
                       1993         1994         1995         1996        1997
                    -----------  -----------  -----------  ----------- ----------
BALANCE SHEET
 DATA:              (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
 Working capital..  $       761  $     2,861  $     2,091  $    20,491 $   15,471
 Total assets.....        4,353        7,157       10,545       39,472     45,167
 Long-term debt,
  less current
  portion.........          262          217          304          706        648
 Stockholders'
  equity..........        1,458        3,246        2,265       21,462     23,137
                       NINE MONTHS ENDED DECEMBER 31,
                    -------------------------------------
                                              PRO FORMA
                       1996         1997       1997(2)
                    ----------- ------------ ------------
                    (UNAUDITED)              (UNAUDITED)
STATEMENTS OF
 OPERATIONS DATA:
 Revenues.........  $  118,294   $  175,981  $  175,981
 Cost of services.      82,973      124,156     124,137
                    ----------- ------------ ------------
  Gross profit....      35,321       51,825      51,844
 Selling, general
  and
  administrative
  expenses........      28,100       41,593      39,629
 Non-recurring
  transaction
  costs...........       1,105          855          --
                    ----------- ------------ ------------
  Operating
   income.........       6,116        9,377      12,215
 Other income
  (expense), net..         120         (348)       (348)
                    ----------- ------------ ------------
 Income before
  provision for
  income taxes....       6,236        9,029      11,867
 Provision for
  income taxes....       2,745        5,327       4,865
                    ----------- ------------ ------------
Net income........  $    3,491   $    3,702  $    7,002
                    =========== ============ ============
Earnings per
 share(3)
 Basic ...........  $     0.31   $     0.32  $     0.61
                    =========== ============ ============
 Diluted..........  $     0.31   $     0.32  $     0.61
                    =========== ============ ============
Weighted average
 shares
 outstanding
 Basic............  11,223,131   11,399,141  11,399,141
                    =========== ============ ============
 Diluted..........  11,373,930   11,503,578  11,503,578
                    =========== ============ ============
                                DECEMBER 31,
                                    1997
                                ------------
BALANCE SHEET
 DATA:
 Working capital..               $   22,647
 Total assets.....                   74,531
 Long-term debt,
  less current
  portion.........                   12,296
 Stockholders'
  equity..........                   34,650

-------
(1) On February 20, 1996, Cotelligent acquired the Initially Acquired Companies simultaneously with the IPO. Prior to that date, Cotelligent was a non-operating entity. The operating results of the Initially Acquired Companies have been included since the date of acquisition. During fiscal 1997 and in the first nine months of fiscal 1998, the Company acquired the Pooled Companies and has restated its financial statements for all periods to present financial data as if Cotelligent and the Pooled Companies had always been members of the same operating group. In addition, during fiscal 1997 and in the first nine months of 1998, the Company acquired the Purchased Companies. The consolidated financial statements include the operating results of the Purchased Companies subsequent to their respective acquisition dates.
(2) Pro forma data reflect adjustments for the acquisitions of the Pooled Companies including compensation differentials to former owners and employees ($1,556 for the year ended March 31, 1997 and $1,964 for the nine months ended December 31, 1997), termination of contributions to retirement plans ($27 for the year ended March 31, 1997 and $19 for the nine months ended December 31, 1997), removal of non-recurring transaction costs associated with the Pooled Companies ($1,969 for the year ended March 31, 1997 and $855 for the nine months ended December 31, 1997), and income taxes as if the entities were combined and subject to a 41% effective federal and state statutory rate throughout the periods presented. Pro forma results, including the Purchased Companies as if they were acquired on April 1, 1996, as adjusted for interest expense on cash consideration and amortization of goodwill are: Revenues $184,244 and $186,648, Net Income $7,169 and $7,549 and Diluted Earnings Per Share $0.61 and $0.64 for the year ended March 31, 1997 and the nine months ended December 31, 1997, respectively. See Note 4 of Notes to Consolidated Financial Statements.
(3) Earnings per share for the years ended March 31, 1993, 1994, 1995 and 1996 has not been presented because, as discussed in footnote 1 above and Note 2 of Notes to Consolidated Financial Statements, the issuance of shares of Common Stock sold in the IPO and the inclusion of the results of the Initially Acquired Companies are not reflected in any period prior to February 20, 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Cotelligent was formed in February 1993 to acquire, own and operate IT consulting services businesses. Cotelligent acquired the Initially Acquired Companies simultaneously with the IPO. Prior to that date, Cotelligent was a non-operating entity.

  During fiscal 1997 and in the first nine months of fiscal 1998, the Company acquired ten businesses accounted for under the pooling-of-interests method (the "Pooled Companies"). Accordingly, the selected financial data of Cotelligent for the years ended March 31, 1993, 1994, 1995, 1996 and 1997 have been restated in accordance with generally accepted accounting principles to present the financial data as if Cotelligent and the Pooled Companies had always been members of the same operating group.

  In addition, during fiscal 1997 and in the first nine months of fiscal 1998, the Company acquired five businesses accounted for under the purchase method (the "Purchased Companies"). Accordingly, the selected financial data of Cotelligent includes the operating results of these acquisitions subsequent to their respective acquisition date. In addition, the Company acquired one business accounted for under the purchase method in January 1998.

  Pro forma data reflect adjustments for the acquisition of the Pooled Companies, including compensation differentials to former owners and employees, termination of contributions to retirement plans, removal of non-recurring transaction costs associated with the Pooled Companies and income taxes as if the entities were combined and subject to an effective federal and state statutory rate of 41% throughout the periods presented.

  The Company derives substantially all of its revenues from professional service activities. The majority of these activities are provided under "time and materials" billing arrangements, and revenues are recorded as services are performed. Revenues are directly related to the total number of hours billed to clients and the associated hourly billing rates. Hourly billing rates are established for each service professional and are a function of the professional's skills, experience and the type of work performed. The Company's principal costs are professional compensation directly related to the performance of services and related expenses. Gross profits (revenues after professional compensation and related expenses) are primarily a function of hours billed to clients per professional employee or consultant, hourly billing rates of those employees or consultants and employee or consultant compensation relative to those billing rates. Gross profits can be adversely affected if service activities cannot be billed, if the Company is not effective in managing its service activities, if fixed-fee engagements (which historically have not constituted a significant portion of total revenues) are not properly priced or if there are high levels of unutilized time (work activities not chargeable to clients or unrelated to client services) of full-time service professional employees. Operating income (gross profit less selling, general and administrative expenses) can be adversely affected by increased administrative staff compensation and expenses related to growing and expanding the Company's business, which may be incurred before revenues or economies of scale are generated from such investments.

  As part of its strategic plan, the Company intends to acquire other IT consulting services businesses. Should the Company be successful in acquiring such businesses, the period in which such acquisition is consummated could be adversely affected by costs associated with such acquisition. In addition, financial periods subsequent to the completion of an acquisition could be adversely affected by costs and activities associated with the assimilation and integration of the acquired company. See "Risk Factors--Risks Related to Acquisitions."

  As a professional services organization, the Company responds to service demands from its clients. Accordingly, the Company has limited control over the timing and circumstances under which its services are provided. Therefore, the Company can experience volatility in its operating results from quarter to quarter. The operating results for any quarter are not necessarily indicative of the results for any future period. The Company generally experiences a reduction in gross margin in the first calendar quarter due to employment related taxes. See "Risk Factors--Possible Fluctuation of Results and Volatility of Stock Price."

  The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has concluded that the Year 2000 issue should not pose any significant operational problems for the Company. The Company does not expect that the expenditures related to the Year 2000 issue will have a material effect on its financial position or results of operations in any year.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of net revenues represented by items in the Company's statements of operations for the periods presented.

                                                                 NINE MONTHS ENDED
                              YEAR ENDED MARCH 31,                 DECEMBER 31,
                          -------------------------------- ------------------------------
                                                PRO FORMA                      PRO FORMA
                          1995   1996   1997      1997        1996     1997      1997
                          -----  -----  -----  ----------- ----------- -----  -----------
                                               (UNAUDITED) (UNAUDITED)        (UNAUDITED)
STATEMENTS OF OPERATIONS
 DATA:
Revenues................  100.0% 100.0% 100.0%    100.0%      100.0%   100.0%    100.0%
Cost of services........   67.3   69.0   70.6      70.6        70.1     70.6      70.5
                          -----  -----  -----     -----       -----    -----     -----
 Gross profit...........   32.7   31.0   29.4      29.4        29.9     29.4      29.5
Selling, general and
 administrative
 expenses...............   31.0   26.9   23.7      22.7        23.8     23.6      22.5
Non-recurring
 transaction costs......     --     --    1.2        --         0.9      0.5        --
                          -----  -----  -----     -----       -----    -----     -----
 Operating income.......    1.7    4.1    4.5       6.7         5.2      5.3       7.0
Other income (expense),
 net....................  (0.2)    0.2     --        --         0.1    (0.2)     (0.2)
                          -----  -----  -----     -----       -----    -----     -----
Income before provision
 for income taxes.......    1.5    4.3    4.5       6.7         5.3      5.1       6.8
Provision for income
 taxes..................    0.3    0.4    2.3       2.7         2.3      3.0       2.7
                          -----  -----  -----     -----       -----    -----     -----
Net income..............    1.2%   3.9%   2.2%      4.0%        3.0%     2.1%      4.1%
                          =====  =====  =====     =====       =====    =====     =====

  NINE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1996

  Revenues. In the first nine months of fiscal 1998, revenues increased $57.7 million, or 48.8%, to $176.0 million from $118.3 million in the first nine months of fiscal 1997. The increase was primarily due to a 33.3% increase in client service hours to 2.8 million hours from 2.1 million hours in the first nine months of fiscal 1997 and a 9.8% increase in the average hourly billing rate to $62.15 from $56.60 in the comparable period of fiscal 1997. The increase in revenues was also attributable to the inclusion of revenues of companies acquired under the purchase method of accounting during fiscal 1998 (the "Fiscal Year 1998 Purchases").

  Gross Profit. Gross profit increased $16.5 million, or 46.7%, to $51.8 million during the first nine months of fiscal 1998 from $35.3 million in the first nine months of fiscal 1997 primarily as a result of an increase in client service hours and the inclusion of the Fiscal Year 1998 Purchases. Gross profit as a percentage of revenues decreased to 29.4% of revenues in the first nine months of fiscal 1998 from 29.9% in the first nine months of fiscal 1997 primarily due to the inclusion of the Fiscal Year 1998 Purchases which had lower gross margins and certain of the Pooled Companies engaging new clients at lower gross margins prior to acquisition by the Company.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $13.5 million, or 48.0%, to $41.6 million in the first nine months of fiscal 1998 from $28.1 million in the first nine months of fiscal 1997. The increase was primarily due to increased compensation to existing staff, staff added to support growth, additional locations, installation of a company-wide network and associated costs to maintain these systems as well as incremental costs of Cotelligent's corporate activities. Selling, general and administrative expenses decreased as a percentage of revenues to 23.6% of revenues in the first nine months of fiscal 1998 from 23.8% in the first nine months of fiscal 1997. There can be no assurance that such efficiencies can be sustained in the future as the Company undertakes to integrate the acquired entities, expand geographically and acquire other companies.

  Selling, general and administrative expenses on a pro forma basis were $39.6 million, or 22.5% of pro forma revenues for the first nine months of fiscal 1998, compared to historical selling, general and administrative expenses of $41.6 million, or 23.6%, of revenues for the first nine months of fiscal 1997. The reduced selling, general and administrative expenses on a pro forma basis primarily reflect a reduction in executive compensation arrangements in connection with the Pooled Companies.

  Non-Recurring Transaction Costs. Non-recurring transaction costs include expenditures associated with the acquisition of four Pooled Companies acquired during each period and are expensed as incurred on an historical cost basis.

  Provision for Income Taxes. Provision for income taxes was $5.3 million, or an effective tax rate of 59.0% of pre-tax income, for the first nine months of fiscal 1998, compared to income taxes of $2.7 million, or an effective rate of 44.0% of pre-tax income, for the first nine months of fiscal 1997. The increase in the effective tax rate is due to an increase in revenues in states with higher tax rates and a greater amount of non-recurring transaction costs, certain portions of which are non-deductible for tax purposes.

  Provision for income taxes on a pro forma basis was $4.9 million, or an effective tax rate of 41.0% of pro forma pre-tax income. The primary difference between the Company's historical and pro forma effective tax rates is related to the termination of certain Pooled Companies' respective S corporation elections and the non-deductibility of certain non-recurring transaction costs.

  YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

  Revenues. In 1997, revenues increased $99.0 million, or 149.0%, to $165.4 million from $66.4 million in 1996. The increase was primarily due to $70.6 million of revenues from the full year impact of the Initially Acquired Companies acquired February 20, 1996, a 33.3% increase in client service hours provided by the Pooled Companies to 1.6 million hours from 1.2 million hours in 1996 and a 7.6% increase in the average hourly billing rate of the Pooled Companies to $52.17 from $48.47.

  Gross Profit. Gross profit increased $28.0 million, or 135.6%, to $48.6 million in 1997 from $20.6 million in 1996, as a result of $16.2 million for the full year impact of the Initially Acquired Companies and an increase in hours of service provided to clients. Gross profit as a percentage of revenues decreased to 29.4% of revenues in 1997 from 31.0% in 1996 principally due to lower average gross margins achieved in the engagements of the Initially Acquired Companies.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $21.3 million, or 119.2%, to $39.2 million in 1997 from $17.9 million in 1996. The increase was primarily due to additional selling, general and administrative costs of $12.9 million for the full year impact of the Initially Acquired Companies, increased compensation to existing staff, staff added to support growth, additional locations, installation of a Company-wide network and associated costs to maintain these systems and incremental costs of Cotelligent's corporate activities. Selling, general and administrative expenses decreased as a percentage of revenues to 23.7% in 1997 from 26.9% in 1996, reflecting greater operating efficiencies and a larger revenue base. There can be no assurance that such efficiencies will be sustained in the future as the Company undertakes to integrate the acquired entities, expand geographically and acquire other companies.

  Selling, general and administrative expenses on a pro forma basis were $37.6 million, or 22.7% of pro forma revenues, compared to historical selling, general and administrative expenses of $39.2 million, or 23.7% of revenues for 1997. The reduced selling, general and administrative expenses on a pro forma basis reflect a reduction in executive and employee compensation arrangements in connection with the Pooled Companies.

  Non-Recurring Transaction Costs. Non-recurring transaction costs include expenditures associated with the acquisition of six Pooled Companies in 1997 and were expensed as incurred on an historical cost basis.

  Provision for Income Taxes. Provision for income taxes was $3.7 million, or an effective tax rate of 50.2% of pre-tax income for 1997, compared to income taxes of $0.2 million, or an effective rate of 8.7% of pre-tax income for 1996. The increase in the effective tax rate is due to the termination of certain Pooled Companies' respective S corporation elections and the non-deductibility of certain non-recurring transaction costs.

  Provision for income taxes on a pro forma basis was $4.5 million, or an effective tax rate of 41.0% of pro forma pre-tax income. The primary difference between the Companies' historical and pro forma effective tax rates is related to the termination of certain Pooled Companies' respective S corporation elections and the non-deductibility of certain non-recurring transaction costs.

  YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

  Revenues. In 1996, revenues increased $21.8 million, or 49.0%, to $66.4 million from $44.6 million in 1995. The increase was primarily due to a 33.3% increase in client service hours provided by the Pooled Companies to 1.2 million hours from 0.9 million hours in 1995 and a 4.1% increase in the average hourly billing rate of the Pooled Companies to $48.47 from $46.56 in 1995.

  Gross Profit. Gross profit increased $6.0 million, or 41.3%, to $20.6 million in 1996 from $14.6 million in 1995 due to an increase in hours of service provided to clients. Gross profit as a percentage of revenues decreased to 31.0% of revenues in 1996 from 32.7% in 1995 principally due to certain of the Pooled Companies engaging new clients at lower margins.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.0 million, or 29.0%, to $17.9 million in 1996 from $13.8 million in 1995. The increase was primarily due to increased compensation to existing staff and staff added to support growth. Selling, general and administrative expenses decreased as a percentage of revenues to 26.9% of revenues in 1996 from 31.0% in 1995, reflecting greater operating efficiencies and a larger revenue base.

  Provision for Income Taxes. Provision for income taxes was $0.2 million, or an effective tax rate of 8.7% of pre-tax income for 1996, compared to income taxes of $0.1 million, or an effective rate of 17.6% of pre-tax income for 1995. The decrease in the effective tax rate is due to a change in the valuation allowance.

  QUARTERLY OPERATING RESULTS

  The Company's results of operations may fluctuate significantly from quarter to quarter. Revenues are generated from services provided in response to client requests or events that occur without notice, and the Company's engagements, generally billed on a time and materials basis, are terminable at any time by clients. Revenues and operating margins for any particular quarter are generally affected by staffing mix, resource requirements and the timing and size of engagements, and the results for any particular quarter are not necessarily indicative of results for any other period. Quarterly results of operations for the years ended March 31, 1996 and 1997 and for the nine months ended December 31, 1997, are summarized below. See "Risk Factors--Possible Fluctuation of Results and Volatility of Stock Price."

                                   YEAR ENDED                       YEAR ENDED               NINE MONTHS ENDED
                                 MARCH 31, 1996                   MARCH 31, 1997             DECEMBER 31, 1997
                         ------------------------------- -------------------------------  -----------------------
                          FIRST  SECOND   THIRD  FOURTH   FIRST  SECOND   THIRD  FOURTH    FIRST  SECOND   THIRD
                         QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER  QUARTER QUARTER QUARTER
                         ------- ------- ------- ------- ------- ------- ------- -------  ------- ------- -------
                                                             (IN THOUSANDS)
Revenues as previously
 reported............... $11,194 $11,159 $10,555 $19,878 $31,963 $35,127 $37,806 $41,876  $46,333 $49,775 $63,111
Inclusion of Pooled
 Companies..............   3,215   3,420   3,504   3,508   4,140   4,531   4,728   5,246    7,971   8,791      --
                         ------- ------- ------- ------- ------- ------- ------- -------  ------- ------- -------
Revenues as restated....  14,409  14,579  14,059  23,386  36,103  39,658  42,534  47,122   54,304  58,566  63,111
Gross profit............   3,373   3,348   3,269   5,569   9,020  10,646  10,699  11,622   13,621  14,647  18,381
Inclusion of Pooled
 Companies..............   1,131   1,274   1,284   1,371   1,520   1,706   1,731   1,629    2,496   2,680      --
                         ------- ------- ------- ------- ------- ------- ------- -------  ------- ------- -------
Gross profit as
 restated...............   4,504   4,622   4,553   6,940  10,540  12,352  12,430  13,251   16,117  17,327  18,381
Operating income........     540     628     595     834   1,510   1,887   2,299   1,592    3,016   3,273   2,767
Inclusion of Pooled
 Companies..............      35      60      35      25     141     160     118    (270)     139     182      --
                         ------- ------- ------- ------- ------- ------- ------- -------  ------- ------- -------
Operating income as
 restated...............     575     688     630     859   1,651   2,047   2,417   1,322    3,155   3,455   2,767
Net income (loss) ......     439     899     524     656     310   1,312   1,481     533    1,774   1,959    (138)
Inclusion of Pooled
 Companies..............      26      50       9       9     105     177     106    (314)      36      71      --
                         ------- ------- ------- ------- ------- ------- ------- -------  ------- ------- -------
Net income (loss) as
 restated............... $   465 $   949 $   533 $   665 $   415 $ 1,489 $ 1,587 $   219  $ 1,810 $ 2,030 $  (138)
                         ======= ======= ======= ======= ======= ======= ======= =======  ======= ======= =======

  The net loss for the quarter ended December 31, 1997 was due to non-recurring transaction costs associated with acquiring businesses under the pooling-of-interests method and an increase in the provision for income taxes due to the non-deductibility of certain non-recurring transaction costs and taxes related to the termination of certain Pooled Companies' respective S corporation elections.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its growth principally through cash flows from operations, periodic borrowings under its credit facilities and the use of the net proceeds from the IPO. On September 12, 1997, the Company entered into a $40.0 million syndicated revolving line of credit facility with three banks. Interest rate options include base borrowings at the lead lender's prime rate and term loans at LIBOR plus an applicable margin. The Company believes the existing sources of liquidity and funds generated from operations will provide adequate cash to fund its anticipated cash needs for operations and acquisitions at least through the next twelve months. At February 23, 1998, the Company had $16.0 million outstanding under the Credit Line.

  The Company's primary sources of liquidity are cash, the Credit Line and the collection of its accounts receivable. Accounts receivable have grown as the Company's revenues have increased. Billed receivables were 64 and 59 days of revenues at December 31, 1997 and March 31, 1997, respectively. Should the Company be unable to bill and collect for its services on a timely basis, the Company could draw upon available cash or the Credit Line to finance its operations.

  Cash provided by operating activities was $1.6 million for the nine months ended December 31, 1997. The Company supplemented cash provided by operations periodically with short-term borrowings. The average outstanding balance of such borrowings was approximately $6.7 million during the nine months ended December 31, 1997, and approximately $5.9 million during fiscal 1997.

  At December 31, 1997, the Company had $0.7 million in cash and cash equivalents as compared to $2.9 million at March 31, 1997. At December 31, 1997, the Company had long-term notes payable under the Credit Line, long-term capital lease obligations and other notes outstanding in the amount of $12.3 million. The current installments of the long-term capital lease obligations and other notes were $0.2 million at December 31, 1997.

  At March 31, 1997, the Company had short-term notes payable, current installments of long-term capital lease obligations and other notes outstanding in the amount of $4.4 million. At March 31, 1997, the long-term debt of $0.6 million consisted of capital lease obligations and other notes.

  The Company intends to borrow against and repay the Credit Line from time-to-time to meet normal operating needs, finance its receivables or to effect acquisitions in connection with its acquisition strategy.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards to measure all changes in equity that result from transactions and other economic events other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes in equity. This statement is effective for financial statements for periods beginning after December 15, 1997.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 introduces a new model for segment reporting, called the "management approach". The management approach is based on the manner in which management organizes segments within a company for making operating decisions and assessing performance. The management approach replaces the notion of industry and geographic segments. This statement is effective for financial statements for periods beginning after December 15, 1997.

  The Company does not believe that adoption of SFAS No. 130 and SFAS No. 131 will significantly alter its financial statement presentation.

                                   BUSINESS

OVERVIEW

  The Company is a software professional services firm providing IT consulting services, including staff augmentation, project management and outsourcing services, to businesses with complex IT operations. The Company operates offices in 22 metropolitan areas across the United States. The Company provides its clients with IT professionals who are proficient in a wide variety of hardware and software platforms. Cotelligent's IT professionals are primarily billed on a time and materials basis and offer clients specialized expertise in implementation services including applications design, programming, development and maintenance, client/server design and development, systems software design, systems engineering, systems integration, intranet/internet design and development and network design and management services. At December 31, 1997, the Company had approximately 2,700 employees, including a technical staff of approximately 2,200 IT professionals, providing services to approximately 550 clients across a broad spectrum of commercial industries throughout the United States, including telecommunications, technology and financial services. The Company's clients include AT&T Corp., AT&T Wireless Services, Bell Communications Research, Cargill Financial Services Corp., Frito-Lay, Inc., JC Penney, Inc., Liberty Mutual Insurance Co., Lucent Technologies Inc., MCI Communications Corporation, Mercantile Bankshares Corporation, Microsoft Corporation, Monsanto Company, Office Depot, Inc., Pacific Bell and U S West, Inc.

  The IT consulting services industry is expected to experience continued growth over the next several years. According to Dataquest estimates, United States spending for IT professional services (excluding training and education) will be approximately $68 billion in 1998 and is projected to grow at a compound annual growth rate of 14% through 2000. This increased demand for IT consulting services is largely fueled by: (i) increasing pressure on businesses to generate timely, accurate business information; (ii) the proliferation of more powerful and less expensive computer hardware/software;
(iii) the trend away from centralized mainframes and custom applications to personal computer-driven systems employing a broad range of complex software applications; and (iv) the emergence of the Year 2000 issue, which has caused companies to seek out and implement more advanced IT systems and solutions. As a result, businesses have invested, and are likely to continue to invest, significant amounts of capital to build, support and update their IT infrastructures. Concurrent with this increase in IT-related expenditures, competition has pressured corporations to reduce or eliminate costs unrelated to core operational competencies. As such, businesses are increasingly turning to IT consulting services companies such as Cotelligent to help them appropriately staff and manage a wide array of IT consulting and support needs. By contracting with Cotelligent, corporations can access skilled IT professionals on an "as-needed" basis, converting their fixed labor costs into variable costs and reducing their costs of recruiting, hiring, training and terminating permanent employees.

  The Company's goal is to be a leading nationwide provider of IT consulting services, including staff augmentation, project management and outsourcing services, to businesses with complex IT operations. To accomplish this goal, the Company has implemented a business strategy consisting of two distinct components. First, the Company has adopted an operating strategy for internal growth by: (i) creating an infrastructure to effectively recruit and retain qualified IT professionals; (ii) leveraging its local client relationships in a coordinated effort to provide services on a national scope to its larger accounts; (iii) operating with a decentralized management structure to foster an environment in which best practices are shared on a Company-wide basis, allowing successful strategies to be implemented at various operating locations; (iv) leveraging the Cotelligent brand by transitioning from the local names of the operating units to Cotelligent's national identity; and (v) pursuing strategic alliances with nationally established technology companies such as Microsoft Corporation, through which the Company will enhance its technical support capabilities and strengthen certain of its key business relationships.

  As the second part of its business strategy, the Company intends to broaden the geographic and technical scope of its operations by acquiring established firms that offer complementary IT consulting services in new or existing regions and that will expand the depth and breadth of services provided to clients. The IT consulting industry is highly fragmented. According to INPUT, an international research firm, approximately 3,500 IT consulting services businesses with annual revenues in excess of $1 million provide services and expertise in the United States. As a result of this fragmentation, the IT consulting services industry has recently experienced consolidation as smaller, regional firms have become less able to effectively compete with larger, national IT consulting services firms which often possess greater access to capital and IT professionals as well as the service capabilities required to serve large companies that are consolidating their vendor lists. To capitalize on this industry fragmentation and trend towards consolidation, the Company has developed an acquisition strategy based on a philosophy to:
(i) purchase local or regional IT consulting services firms with successful, proven operating models; (ii) allow the acquired company to operate in a manner consistent with its historical practice and as dictated by local market conditions, rather than converting the operations to a standardized national business model; and (iii) improve the acquired company's profitability by passing on the operating and financial benefits associated with national firm status. The Company believes that this philosophy differentiates Cotelligent from other potential acquirors and is attractive to acquisition candidates who wish to preserve their corporate culture. The Company also believes that this acquisition strategy will allow it to secure assignments from clients seeking to do business with national IT consulting services firms, as well as regional businesses seeking local relationships.

THE IT CONSULTING SERVICES INDUSTRY

  IT consulting services represent a significant and rapidly expanding market opportunity. According to Dataquest, a market research firm, United States spending for IT professional services (excluding training and education) will be approximately $68 billion in 1998 and is projected to grow at a compound annual rate of 14% through 2000. The Company believes that the following are the three key industry drivers:

  Technological Evolution. Computer hardware and software technology has shifted from centralized mainframes and custom applications to decentralized, scalable architectures centered on low cost personal computers, client/server architectures, local and wide area networks, shared databases, intranet/internet applications and generally available applications software packages. As a result, the rate of new technology introduction and spending by corporations has accelerated and the need for a larger and more skilled technology staff has increased.

  Increase in Outsourcing Opportunities. Recent economic factors have forced large organizations to focus on core competencies and rely more upon third parties for a variety of IT consulting services. As a result, IT services managers are charged with developing and supporting increasingly complex IT systems while working under budgetary pressures within their own organizations.

  Faced with the challenges of adequately serving the needs of their customers and employees, companies are increasingly turning to skilled and experienced outside organizations to help them appropriately staff and manage their IT requirements. This provides the following benefits:

  Access to Specialized Skills on an As-Needed Basis. "As-needed access" avoids both the need to maintain a larger permanent staff and implementation delays involved with retraining staff as technologies and applications change.

  Converts Fixed Costs into Variable Costs. Fixed labor costs are converted into variable costs by better matching staffing levels to actual needs. Moreover, the costs of recruiting, hiring and terminating permanent employees are reduced.

  Allows Management to Focus on Core Business Issues. Management is able to focus on strategic business issues rather than on maintaining or implementing changes in the IT infrastructure.

  Trend Toward Consolidation. The IT consulting services industry is highly fragmented and is experiencing consolidation. According to INPUT approximately 3,500 IT consulting services businesses with annual revenues in excess of $1.0 million provide such services and expertise in the United States. In recent years, the industry has experienced an increase in consolidation activity driven by several factors. First, large buyers of IT consulting services are consolidating their vendors to the few that can provide a full range of services nationwide. Second, higher level professionals (such as network administrators and software engineers) are attracted to larger firms that can offer jobs across the country. Third, larger firms often achieve operational efficiencies by providing centralized support services to their operating units. Finally, larger firms have, in many cases, successfully accessed the public equity markets, thereby enabling them to use their publicly traded stock to fund acquisitions.

SERVICES OFFERED WITHIN THE IT CONSULTING SERVICES INDUSTRY

  Services offered within the IT consulting services industry can be divided into three categories based upon the lifecycle of IT projects: (i) strategic planning services (pre-implementation services); (ii) development and integration services (implementation services); and (iii) maintenance and support services (post-implementation services). The Company has made a strategic decision to focus on providing development and integration services under the implementation services category.

  Strategic Planning Services. Pre-implementation services include strategic planning and consulting, requirements definition studies and systems planning and design. These services are provided on a project basis by a small number of national and international professional services firms and normally command premium billing rates. The professional staffs of these firms are generally salaried employees. Barriers to entry in this category are high due to the complexity of projects and level of expertise required.

  Development and Integration Services. Implementation services, which represent the Company's primary business, are conducted on a project or staff augmentation basis and include software applications design, programming, development and maintenance, client/server design and development, systems software design, systems engineering, systems integration, intranet/internet design and development and network design and management services. This category within the IT consulting services market is highly fragmented and is serviced by several thousand local and regional firms, as well as several national firms. Historically, the barriers to entry in this market have been low. However, as technology has become more sophisticated, the knowledge and expertise required to enter this sector has increased. Firms in this market category utilize salaried employees, hourly employees and independent consultants in providing services.

  Maintenance and Support Services. Post-implementation services include facilities management, systems maintenance, help-desk assistance and education. These services are provided on a project or staff augmentation basis. This market is also highly fragmented and has low barriers to entry. Firms in this category utilize salaried employees, hourly employees and independent consultants in executing their assignments.

  Service providers in the IT consulting services industry vary by category and geographic area and include local, regional and niche firms, national providers of IT consulting services, several of the "Big Six" accounting firms, the professional service groups of computer equipment companies and large-scale system integrators.

OPERATING STRATEGY

  The Company's goal is to be a leading nationwide provider of IT consulting services, including staff augmentation, project management and outsourcing services, to businesses with complex IT operations. Key elements for achieving this objective include the following:

  Recruit and Retain Qualified IT Professionals. The Company's goal is to be the "employer of choice" of the IT professionals in the markets in which it operates. The Company's strategy of acquiring established and reputable service providers in local and regional markets stems from its belief that such firms are closest to the pool of IT professionals servicing the clients in such markets. These firms' strong reputations tend to attract and foster favorable working relationships with local IT professionals, which enhances their recruiting capabilities when new client requirements arise. To recruit and retain qualified IT professionals, the Company offers its professionals training programs, the ability to participate in the Company's Employee Stock Purchase Plan, 401(k) Plan and Section 125 Plan, as well as benefits packages that the Company believes are competitive with those generally offered in the consultant's region. In addition, the Company's broad client base gives the Company's IT professionals the opportunity to work on a wide range of challenging projects and assignments across the Company's geographically dispersed network of operating units. Finally, the Company's decentralized management structure emphasizes the importance of its operating units retaining the corporate culture and operating style present prior to acquisition by the Company and encourages management of its operating units to offer its IT professionals the particular benefits and incentives viewed as important in its regional operating area.

  Enhance Client Relationships. The Company has historically focused its client marketing efforts on companies with substantial recurring needs for supplemental applications or software development, systems integration and network design and management services, which tend to be large companies. The combined resources and geographic dispersion of the operating units enables the Company to continue to focus its marketing efforts on clients requiring national service capabilities. To enhance these marketing efforts, the Company is in the process of implementing a national business development team which will expand and coordinate the Company's marketing focus towards more effectively serving national clients and will assist the operating units in the bidding process for projects involving national accounts. Further, the Company believes that its commitment to consistently providing high quality services has enabled it to establish and maintain long-term relationships with its clients. During the last three fiscal years, on average approximately 88% of the Company's revenues were derived from clients to whom services or solutions had been provided in the preceding year. In addition, the Company believes that the access and goodwill derived from these client relationships provide it with significant advantages in marketing additional services and solutions to such clients, both regionally and nationally.

  Operate with Decentralized Management Structure; Share Information and Expertise. The Company fosters a communications environment centered upon a decentralized management structure to provide quality client service, a motivating environment for its professional staff and the ability to give each operating unit direct access to the substantial collective resources of the entire Cotelligent enterprise. The Company believes that many of its national competitors that have acquired IT consulting services firms have homogenized their operating office and professional service operations, potentially adversely affecting the continuity and quality of service and the motivation of its employees.

  The Company's operating unit presidents and senior management have day-to-day responsibility for management of professional services and operating and administrative activities at the local and regional levels in a manner consistent with their historical practice and as dictated by local market conditions. Executive management, acquisitions, finance, IT, marketing, planning, legal and administrative support are managed or provided centrally. The Company believes that this approach enables its operating units to maintain a high level of client service and contact, while allowing them to draw upon the collective resources of the Company as a whole. This also allows its operating units to integrate new ideas and systems into their respective operations and facilitates the active sharing of knowledge, technical expertise, best practices, client relationships and other resources. Through these practices, the Company is able to integrate and leverage new ideas resulting in enhanced systems, improved service offerings and opportunities for growth. The execution of a coordinated Company-wide strategy across all operating units, combined with the pursuit of a common goal, has proven effective in management and client service activities.

  Management also seeks to integrate its operating units gradually and naturally. Over time, the Company believes that the incorporation of best practices, combined with sharing of information and expertise through the Company's centralized systems, will lead the operating units to integrate synergistically. To foster further integration, the Company has established a "Presidents' Council," which consists of Cotelligent's executive management and the presidents of each of the operating units. Through bi-weekly teleconferences and quarterly meetings, the Presidents' Council shares best practices, discusses business trends and opportunities and reviews operating unit and Company-wide financial and operating measures.

  Leverage the Cotelligent Brand. The Company is engaged in an initiative to transition from the brand names of the local and regional companies it has acquired, and will acquire, to the Cotelligent brand. Prior to starting this process, the Company received the endorsement of the heads of each of its operating units and has now engaged them in facilitating this process. In addition to changing the names of all of the operating units to Cotelligent within the next 12 to 18 months, the Company has retained consultants to assist in building the Cotelligent brand. With guidance from the Company, these consultants have developed a "Migration Plan" and an "Orientation Plan." The Migration Plan, in a three stage process, details the steps that each operating unit will follow in transitioning from its former brand to the Cotelligent brand. The Migration Plan also sets forth a specific protocol for the printing and presentation of the Cotelligent trademark and signature. The Orientation Plan provides guidance for educating Company employees, clients and the broader market in presenting the new, combined Cotelligent entity. The Company expects this process to result in a combined culture based on the values, philosophies, environment and modes of business that have successfully evolved at the local level over many years. The Company believes this gradual transition will help to properly plan for and execute broad changes with a minimum of business disruption.

  Pursue Strategic Alliances. The Company seeks to form strategic alliances with established companies where opportunities exist to jointly market the services and capabilities of both organizations. The Company currently has such alliances with Microsoft Corporation, Lawson Software, PeopleSoft, Tandem and others. Through its strategic alliance with Microsoft, for example, the Company and Microsoft jointly provided an office automation solution to one of the Company's clients. With the Company as project manager, Microsoft's state-of-the-art technology was integrated into the client's desktop configuration as part of the Company's assignment to re-engineer the client's technical infrastructure. Through acquisitions, the Company gained operating units that are Microsoft solution provider program partners, and two of which are Microsoft authorized training centers. One of the Company's operating units, a PeopleSoft implementation partner, presents the Company with the opportunity to become a nationwide implementation partner of a rapidly growing enterprise-wide software company. This operating unit's recent agreement with PeopleSoft to become part of its "Select" program further enhances this relationship and offers Cotelligent an entrance into middle market opportunities. The Company intends to continue to strengthen its business relationships with these and other strategic partners, and expects that more operating units will participate in such alliances in the future in an effort to enhance the Company's overall technical support capabilities and software applications expertise.

ACQUISITION STRATEGY

  The Company seeks to acquire successful companies that add to the range of complementary implementation services and expertise available within the Company, as well as diversify the Company's existing client base. The Company believes that there are many independent firms that are attractive acquisition candidates due to: (i) the highly fragmented nature of the IT consulting services industry; (ii) the dynamic growth in spending on services offered by the IT consulting services industry; (iii) the need for capital to fuel the expansion of many independent firms; (iv) the wide geographic scope and the evolving purchasing and outsourcing patterns of the Company's present and potential clients; and (v) the trend of large corporations with recurring needs to reduce the number of implementation services providers to the advantage of those companies offering broad, national coverage.

  As part of its acquisition strategy, the Company utilizes primary entry acquisition and tuck-in strategies for expansion into targeted metropolitan areas. Primary entry acquisitions are acquisitions which create a significant presence for the Company in geographic markets in which the acquisition candidate is located. There may be more than one primary entry acquisition in the larger metropolitan markets. The Company intends, where possible, to make a primary entry acquisition in a targeted area by acquiring an established, high quality local company. In most instances involving a primary entry acquisition, the Company expects to retain the management, sales and recruiting personnel while seeking to improve the acquired company's profitability by centralizing executive management, acquisitions, finance, IT, marketing, planning, legal and administrative functions, thereby allowing newly acquired businesses to draw upon the collective resources of the Company as a whole. In contrast to a primary entry acquisition, a tuck-in acquisition is one in which the acquired company is immediately integrated into one of Cotelligent's existing operating units. The Company intends to make tuck-in acquisitions where feasible.

  The Company believes that its approach to its acquired companies retaining day-to-day responsibility for their operations, its decentralized management philosophy, the access to the increased capital and human resources offered by association with a larger, publicly traded company and the ability to become part of a more geographically diverse company, will make the Company an attractive acquiror of additional businesses. The Company also intends to pursue growth opportunities internationally, thereby enabling it to provide better service to its multinational clients.

  In connection with its acquisition strategy, the Company has established a profile to evaluate the compatibility of an acquisition target with the Company's growth and business strategies. In identifying primary entry acquisition candidates, the Company seeks to locate companies which: (i) have experienced past success as providers of IT consulting services; (ii) possess a strong local or regional presence; (iii) provide their IT professionals with a corporate culture which will be compatible with the Company's culture; (iv) have experienced and knowledgeable management that desire to remain in control of the candidate's local operations yet will vigorously promote Cotelligent after the consummation of the acquisition by the Company; and (v) service a number of national clients. The Company believes that such an evaluation will help the Company locate attractive acquisition candidates whose addition to the Company will be consistent with the Company's philosophy, national marketing efforts and existing infrastructure for sharing best practices among the operating units.

  Since the IPO, the Company has acquired sixteen IT consulting services firms, which have strengthened the Company's operations by diversifying its base of Fortune 1000 clients, expanding its national presence, broadening its nationwide resource pool and client base and increasing the Company's capabilities and expertise. Eight acquisitions were consummated in the fiscal year ended March 31, 1997 and, to date, eight acquisitions have been consummated in the fiscal year ending March 31, 1998. As consideration for future acquisitions, the Company intends to use various combinations of Common Stock, cash and notes.

SERVICES

  Cotelligent is a software professional services firm providing IT consulting services, including staff augmentation and project management and outsourcing services, to businesses with complex IT operations. For the nine months ended December 31, 1997, staff augmentation services and project management and outsourcing services accounted for 86% and 14%, respectively, of Cotelligent's revenues. Within these categories, the Company's scope of implementation services include the following:

  . Applications design, programming, development and maintenance

  . Client/server system design and development

  . Systems software design

  . Systems engineering

  . Systems integration

  . Intranet/internet design and development

  . Network design and management services

  . Systems and business process re-engineering

  . Creation and execution of IT migration plans

  . Hardware and software selection


  Staff Augmentation Assignments. IT staff augmentation assignments require the Company to provide highly skilled and trained IT professionals to augment the internal IT personnel and end-user groups of major corporations. The Company provides its clients with IT professionals who are proficient at providing services related to a wide variety of hardware and software platforms and who are available to clients for either short-term or long-term support. In these cases, the client or prospective client circulates a job specification to the Company describing the technical qualifications of the position to be filled. Using the resources of its account management and recruitment organizations, the Company works to match the specified qualifications with the technical talents and availability of employees of the Company, or consultants known to the Company. Staff augmentation work is performed under the direction of the client for the duration of an assignment, which is typically three to nine months.

  Project Management and Outsourcing Services. When hired on a project basis, the Company manages the design, development, and implementation of a custom software solution or a turnkey software system. The Company staffs these engagements with project teams including project managers, systems and business analysts, application system programmers, network service technicians and other IT professionals and assumes responsibility for the project from requirements definition to end user training. Project management engagements typically last one to two years.

  In an outsourcing engagement, a client transfers responsibility for an entire IT function or application systems maintenance to Cotelligent. The transfer, or outsourcing, of these functions and systems often results in the client's employees becoming the Company's employees. In this way, the client is relieved of the burden of retaining functional or system support personnel as full-time equivalents and passes the contractual responsibility for the associated maintenance activities to a third party. These services are offered on a fixed fee basis.

  As an example of Cotelligent's outsourcing services, on behalf of a major telecommunications client, the Company has undertaken full maintenance and support responsibility for the client's core application that provides crucial recordkeeping and scheduling information to the client. The client has retained a project management role and is responsible for determining the new features to be added to the application, which are then implemented into the application by Cotelligent. This engagement employs approximately 60 full-time Company employees.

RECRUITING

  Recruiting skilled IT professionals is integral to the Company's success. The Company uses traditional recruiting methods, such as a presence at local and regional technical colleges and newspaper and technical periodical classified advertising. The Company also has agreements with Westech ExpoCorp and The Lendman Group which allow all of its operating units to participate in specialized national and regional job fair networks. In addition, the Company employs less traditional methods, including the use of the Internet through skill-specific user groups, World Wide Web page advertisements, on-line skills networks, resume referral services, out-placement agencies and the Company's skills/resume retrieval networks. To date, the Company has also recruited a small percentage of its IT professionals from such foreign markets as India, Europe and Australia. The Company anticipates that if it is successful in acquiring one or more U.S. based companies that have an international presence, it would enhance this international recruiting capability. The Company currently maintains a staff of approximately 100 full-time recruiters.

  Each applicant is interviewed by the Company's recruiting personnel. Technical applicants are also required to complete a questionnaire regarding skill levels, past professional experience, education and availability and are also asked to provide technical references. The Company has entered into an agreement with a national technical testing company that allows each operating unit to test the technical competence of candidates prior to hiring. Once qualified, the candidate's profile, relevant skills and experience are scanned into a database which can be searched based on a number of different criteria, including specific skills and qualifications. The Company regularly updates its databases to reflect changes in employee skills, experience or availability. To place employees in client organizations more efficiently, the Company is currently implementing a common client information and candidate tracking system.

  The Company maintains a database with over 150,000 IT professionals with a wide range of technical skills. At December 31, 1997, the Company had a staff of approximately 2,200 IT professionals providing services to approximately 550 clients across a broad spectrum of commercial industries throughout the United States, including the telecommunications, technology and financial services industries.

TRAINING

  Cotelligent believes that training plays a major role in the ability of an IT consulting company to recruit and retain talented IT professionals. The Company is able to leverage the skills of certain of its operating units to provide training throughout the entire organization. For example, certain operating units are authorized Microsoft training centers at which Cotelligent employees, clients and IT professionals seeking to expand their skills are instructed on Microsoft tools and applications. These units offer the full Microsoft Official Course Curriculum. Based on this training, Cotelligent's IT professionals can become, for example, Microsoft Certified Systems Engineers or Microsoft Certified Solutions Developers. In addition, the Company creates training programs to help consultants prepare for official certification of competency on Microsoft applications software systems.

MARKETING, SALES AND ACCOUNT MANAGEMENT

  The Company focuses its marketing efforts on businesses with substantial recurring needs for applications or software development support, which tend to be large companies. As the Company has expanded its operations nationally, there is an increasing focus on supporting national accounts with multiple operating sites. The development needs of such businesses can provide opportunities for major projects that may extend for multiple years or generate additional assignments. The Company has also experienced increased opportunity in rapidly growing mid-sized companies. With the implementation of client/server technology, the Company believes that there is a growing need among mid-sized companies for technical assistance and applications support and intends to expand this aspect of its business.

  The Company markets its services through account managers located in each operating unit. Approximately 100 people are engaged in account marketing and management full time. Many of the Company's operating units use an account team strategy in their marketing efforts. These account teams are comprised of both account managers and recruiters working closely to coordinate client services activities. Assigning a team to key accounts creates the opportunity to service a client's needs more quickly and efficiently and provides more marketing opportunities because Company personnel know specifically who is responsible for the service activities. They are also generally more aware of a client's technology staffing needs, methodologies and budgets. Account managers work as members of the team, focusing on identifying and understanding a client's needs while recruiters on the team focus on finding qualified IT professionals to meet the needs of the client. Performance bonuses and commissions constitute a significant portion of the total compensation of account managers and generally are based upon the profitability of the business generated.

  The Company is expanding its marketing efforts by centrally coordinating its operating units' responses to requests for proposals from current national clients. The Company is pursuing new client accounts primarily in those geographic areas presently serviced by its operating units. The Company believes that the size, scale and scope of its growing operations will create opportunities to more effectively compete in vendor list selection, large project engagements, staff augmentation assignments and outsourcing opportunities.

  The Company believes that its decentralized structure puts it in the advantageous position of bidding on assignments as either a national services provider or a regional services provider, depending on the needs and desires of a particular client. The Company believes it will be able to successfully secure projects from clients seeking to only do business with national providers of IT consulting services, to whom the Company will stress its size and national presence. The Company will also secure projects and assignments from clients seeking relationships with local and regional firms, to whom the Company will highlight its established regional presence and localized management.

CLIENTS

  As a result of the Company's broad client base, it does not rely upon any one client for a significant percentage of revenues. The Company has no client that accounted for more than 8% of the Company's revenues for the nine months ended December 31, 1997 and the Company's ten largest clients accounted for approximately 31% of revenues in the same period.

  During the nine months ended December 31, 1997, approximately 25 clients each provided the Company with more than $1 million in revenue. The following table sets forth a selected list of such clients of the Company:

TELECOMMUNICATIONS        TECHNOLOGY                 OTHER
AT&T Corp.                Amdahl Corp.               Medtronic, Inc.
Bell Communications       Hewlett-Packard Co.        Monsanto Company
Research
Lucent Technologies Inc.  Microsoft Corporation      Ortho Diagnostics Systems, Inc.
MCI Communications                                   State of Georgia
Corporation
U S West, Inc.            FINANCIAL SERVICES
Western Wireless Corp.    Liberty Mutual Insurance Co.
                          The Progressive
                          Corporation
                          Mercantile Bankshares
                           Corporation

MANAGEMENT INFORMATION SYSTEM

  The Company believes in applying IT solutions to maximize productivity and aid in the management of its own business. Consequently, the Company has installed an enterprise-wide communications network, or intranet, and is in the process of implementing an integrated management information system ("MIS").

  Intranet. Early in the Company's development, management realized the importance of bringing the operating units, as well as any acquired companies, into an enterprise-wide communications network. In April 1996, under the supervision of a newly created Information Technology Division ("ITD"), the Company implemented an automated communications infrastructure, or intranet, to provide Cotelligent's employees with a way to easily communicate. This intranet is Microsoft NT based and includes Microsoft Office 97, Exchange and related tools. Newly acquired companies are continually integrated into the network, which currently consists of approximately 375 employee workstations. The ITD currently consists of 23 full-time Cotelligent employees, whose responsibilities include the development, deployment, monitoring and maintenance of the Company's communications network.

  Management Information System. In August 1996, the Company embarked on an initiative to define business requirements, evaluate turnkey systems meeting these requirements and implement an enterprise-wide, fully integrated MIS. The application systems being implemented as part of this initiative include finance, accounting and management reporting, human resource management reporting and client and candidate tracking. The Company selected three application software systems which are compatible with one another and which reside on an Oracle platform. These new systems are in the process of being implemented.

  The Company believes its investment in this MIS should help it to improve productivity and enhance its competitive position. As a "backbone" for all administrative and operating information, this MIS offers management at all levels on-line access to information on a real time basis. These systems should add consistency to back office business practices across the Company's operating units, thereby providing management with more direct control over the conduct of the Company's operations. In addition, the Company has begun the process of building intranet applications to support internal practices. As with its other MIS initiatives, the Company is implementing application systems and tools internally that add value to its operating activities and improve the sharing of knowledge and information at all organization levels and across its entire geographic network.

COMPETITION

  The IT consulting services market is highly competitive, fragmented and served by numerous firms, many of which serve only their respective local markets. The market includes participants in a variety of market segments, including local, regional and national systems consulting and integration firms, professional service divisions of application software firms, the professional service groups of computer equipment companies, management information systems outsourcing companies, certain "Big Six" accounting firms and general management consulting firms. The Company's competitors, which may vary depending on geographic region and the nature of the service(s) being provided, may have significantly greater financial, technical and marketing resources and generate greater revenues than the Company. Some of these same companies, from time to time, retain the services of the Company's operating units to subcontract IT professionals for their clients' requirements.

  The Company believes that the principal competitive factors in the IT consulting services industry include quality of service, reputation, responsiveness to client needs, the number and availability of qualified IT professionals, price, project management capability, technical expertise, size and scale of operation. The Company intends to remain competitive as a result of its (i) ability to locate, place and retain IT professionals with strong performance capabilities and experience, (ii) capability on both a regional and national level, including its ability to market itself and secure assignments from clients seeking to do business with national IT consulting services firms as well as regional businesses seeking local relationships, and
(iii) ability to provide effective management of account relationships and rapidly respond to clients' ongoing business needs.

  Intense competition also exists for viable acquisition candidates. The Company believes that its decentralized management philosophy and operating strategies will make it an attractive acquiror of other IT consulting services companies. See "Risk Factors--Competition."

PROPERTIES

  The Company's principal executive offices and the headquarters of 15 of its operating subsidiaries are located in 17 facilities with an aggregate of approximately 125,700 square feet and are leased at aggregate current monthly rents of approximately $160,500 with no lease commitment extending past the year 2002. The Company's remaining 19 offices aggregate approximately 67,500 square feet and are leased at aggregate current monthly rents of approximately $116,000 for various terms, with no lease commitment extending past the year 2000. The Company believes that its properties are adequate for its needs. Furthermore, the Company believes that suitable additional or replacement space will be available when required on terms the Company believes will be acceptable.

LITIGATION

  The Company is, from time to time, a party to litigation arising in the normal course of its business. The Company is not presently subject to any material litigation.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's directors and executive officers and their ages as of January 31, 1998 are as follows:

NAME                      AGE POSITION
----                      --- --------
James R. Lavelle(1).....   46 Chairman of the Board and Chief Executive Officer
Edward E. Faber(2)(3)...   64 Vice Chairman of the Board
Michael L. Evans(1).....   45 President and Chief Operating Officer; Director
Daniel E. Jackson.......   37 Senior Vice President Corporate Development and General Counsel
Herbert D. Montgomery...   55 Senior Vice President, Chief Financial Officer and Treasurer
Curtis J. Parker........   43 Vice President and Chief Accounting Officer
Lorraine E. Vega........   42 Corporate Counsel and Secretary
Daniel M. Beals(2)......   47 Director
Jeffrey J. Bernardis(1).   41 Director
John E. Chamberlain.....   55 Director
Anthony M. Frank(1)(3)..   66 Director
B. Tom Green(1)(2)......   55 Director
Harvey L.
Poppel(1)(2)(3).........   60 Director
Susan E. Trice..........   44 Director

--------
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

  James R. Lavelle is the founder, Chairman of the Board and Chief Executive Officer of the Company. Mr. Lavelle has served as Chief Executive Officer since he founded the Company in 1993. From inception of the Company until August 1995, Mr. Lavelle was also Chairman of the Board of the Company, a position that he reassumed in April 1996. From 1985 to 1993, he was a business consultant specializing in strategic marketing and organization development. From 1983 to 1985, Mr. Lavelle was Senior Manager and Director of Management Consulting Services for the San Francisco office of KMG/Main Hurdman, an international accounting firm. Prior to that, he was Manager, Management Consulting Services in the San Francisco office of Price Waterhouse LLP, an international accounting firm. Mr. Lavelle has a bachelors degree from University of California at Santa Barbara and a Master of Business Administration degree from University of Santa Clara.

  Edward E. Faber is Vice Chairman of the Board of Directors of the Company. Mr. Faber joined the Company as a director in March 1993 and served as Chairman from August 1995 to April 1996. From 1990 through 1992, he was Vice Chairman, President and Chief Executive Officer of Supercuts, Inc., a company specializing in hairstyling. Mr. Faber was founding President and Chief Executive Officer of Computerland Corporation, a company specializing in the sale of computer equipment and accessories, from 1976 through 1983. He retired from that company in 1983 and returned in 1985 as Chairman of the Board and Chief Executive Officer, serving in that capacity until 1987 when he again retired. Mr. Faber is a director of Integrated Circuit Engineering, Inc. and Cragar Industries, Inc. Mr. Faber has a bachelor of science degree from Cornell University and served as an officer in the United States Marine Corps.

  Michael L. Evans has served as President and Chief Operating Officer of the Company since April 1996. Mr. Evans served as Senior Vice President and Chief Operating Officer from September 1995 to April 1996 and has been a director of the Company since October 1993. In 1982, Mr. Evans co-founded Financial Data Systems, Inc. ("FDSI"), a wholly owned subsidiary of the Company, served as its Vice President of Consulting and, from 1987 to 1996, served as its President. Mr. Evans has a bachelor of science degree from Washington State University.

  Daniel E. Jackson has served as Senior Vice President Corporate Development and General Counsel of the Company since September 1995. Mr. Jackson served as Secretary from September 1996 to September 1997 and also as Chief Financial Officer from November 1996 until January 1998. From 1994 to 1995, Mr. Jackson served as Vice President and General Counsel of an affiliate of Notre Venture Capital, Ltd., a partnership specializing in industry consolidation transactions. Prior thereto, he was Corporate Counsel and Secretary of Sanifill, Inc., an environmental services company, from its founding in 1990 through 1994. From 1986 until 1990, Mr. Jackson was an associate at Morgan, Lewis & Bockius LLP in New York where he practiced law in the areas of securities and mergers and acquisitions. Mr. Jackson is a graduate of The Ohio State University with a bachelor of science degree in business administration and the University of Pennsylvania Law School with a Juris Doctor degree.

  Herbert D. Montgomery has served as Senior Vice President, Chief Financial Officer and Treasurer since January 26, 1998. From June 1994 to January 23, 1998, Mr. Montgomery served as Senior Vice President, Chief Financial Officer and Treasurer at Guy F. Atkinson Company ("Atkinson"), an international engineering and construction company. On August 10, 1997, Atkinson filed a petition under Chapter 11 of the federal bankruptcy law. From August 1989 to June 1994, he served as Vice President, Chief Financial Officer and Treasurer at Harding Lawson Associates, Inc., an international engineering consulting firm. Mr. Montgomery holds a bachelor of science in Finance and a Master of Science degree in Business Administration from California State University, Northridge.

  Curtis J. Parker has served as Vice President and Chief Accounting Officer since November 14, 1996. From January 1996 until March 18, 1996 he served as a consultant to the Company and was appointed Corporate Controller on March 18, 1996. From 1988 through 1995 Mr. Parker was employed by Burns Philp Food Inc., a manufacturer of food products, where he rose to the position of Vice President Finance for the Industrial Products Division. Mr. Parker has a Bachelor of Commerce degree from the University of British Columbia and is a Certified Public Accountant.

  Lorraine E. Vega is Corporate Counsel and Secretary of the Company. Ms. Vega has served as Corporate Counsel since May 1997 and was appointed Secretary on September 9, 1997. From April 1989 to April 1997, she was employed by Burns Philp Inc., a manufacturer of food products. From 1991 through April 1997, she served as General Counsel to the North American operations. From 1989 to 1991, she served as Director of Taxes. Ms. Vega has a bachelor of science degree in accounting from the University of San Diego and a Juris Doctor degree from St. John's University School of Law. Ms. Vega is licensed to practice law in the States of California and Connecticut.

  Daniel M. Beals has been a director of the Company since October 1995. Mr. Beals served as President of FDSI from its inception to 1987 and, from 1990 until February 1996, was the Corporate Secretary and Treasurer of FDSI. Since February 1996, Mr. Beals has been a private investor. In addition, from August 1990 to December 1993, Mr. Beals was Vice President of Operations of FDSI. From January 1994 to August 1994, he was Vice President of Operations of CyberSafe Corporation, a software development company spun off from FDSI in 1994. Mr. Beals received an associate degree in business data processing from Columbus State Community College in 1970.

  Jeffrey J. Bernardis has been a director of the Company since August 1995. Since January 1995, Mr. Bernardis has served as President of BFR Co., Inc. ("BFR"), a wholly owned subsidiary of the Company. Prior thereto, Mr. Bernardis had served since 1985 as Vice President of Technical Services for BFR. Mr. Bernardis received a bachelor of science degree in computer science from Pennsylvania State University.

  John E. Chamberlain has been a director of the Company since July 1994. Mr. Chamberlain has served as President of Chamberlain Associates, Inc. ("CAI"), a wholly-owned subsidiary of the Company, since its inception. Mr. Chamberlain founded CAI in 1980. Mr. Chamberlain is a founder and past member of the Executive Committee of the National Association of Computer Consultant Businesses ("NACCB") and is a founder and past President of the NACCB's Northern California Chapter. He is a graduate of New Jersey Institute of Technology with bachelors and masters degrees in mechanical engineering.

  Anthony M. Frank has been a director of the Company since March 1993. In September of 1994 Mr. Frank became Co-founding General Partner and Chairman of Belvedere Capital Partners, the general partner of the California Community Financial Institutions Fund whose primary purpose is investing in California community banks. From 1992 to 1994, Mr. Frank was an independent financial consultant and venture capitalist. From March 1988 to March 1992, Mr. Frank served as the Postmaster General of the United States. From 1971 until 1988, he served as Chairman and Chief Executive Officer of First Nationwide Bank. Mr. Frank is a graduate of Dartmouth College and is an overseer of the Tuck School of Business. He is also a director of several companies, including The Charles Schwab Corporation, Bedford Property Investors, Inc., Irvine Apartment Communities, Crescent Real Estate Equities Ltd. and Temple Inland Corporation.

  B. Tom Green has been a director of the Company since March 1993. Since 1988, Mr. Green has been President of Sovus Partners, a firm that creates and operates American-Russian businesses in Russia. From 1982 to 1988, he worked on a voluntary basis with the United States government to improve diplomatic relations with the Soviet Union. Prior to 1982, Mr. Green's positions included General Manager of Transamerica's Southern California Title Insurance division and President of General Mills' first restaurant division. Mr. Green is a graduate of Stanford University with a bachelors degree in civil engineering and received his Master of Business Administration degree from the Stanford Graduate School of Business.

  Harvey L. Poppel has been a director of the Company since October 1995. From 1985 to December 1996, Mr. Poppel was Managing Director of Broadview Associates, LLC, a firm specializing in mergers and acquisitions in the information technology field. Mr. Poppel retired from Broadview Associates LLC effective December 31, 1996. Prior to joining Broadview Associates, LLC, Mr. Poppel spent 18 years at Booz, Allen & Hamilton, during which time he held a number of positions, including Senior Vice President and Managing Officer of the Information Industry Practice and as a member of its board of directors. Mr. Poppel is a director of Larscom Incorporated, a communications equipment manufacturer. Mr. Poppel is a certified Management Consultant and received a bachelors degree and a Master of Science degree from Rensselaer Polytechnic Institute.

  Susan E. Trice has been a director of the Company since September 1997. Ms. Trice is President of INNOVA Solutions, Inc. ("ISI"), a wholly-owned subsidiary of the Company. Ms. Trice founded ISI in 1991. Prior to 1991 Ms. Trice managed two information technology consulting firms, was Vice President of Information Technology at Citicorp, a commercial bank, and Senior Vice President of Information Systems for North American Mortgage Company. Ms. Trice is a director of ATWork!, a software training company based in Dallas. Ms. Trice has a bachelor of science degree from the University of Houston.

  Pursuant to the Company's Certificate of Incorporation and By-laws, the Board of Directors is divided into three classes serving staggered three-year terms. Class I, whose terms expire at the annual meeting to be held in calendar 1999, is comprised of Messrs. Beals, Faber and Poppel; Class II, whose terms expire at the annual meeting to be held in calendar 2000, is comprised of Messrs. Frank, Lavelle and Ms. Trice; and Class III, whose terms expire at the annual meeting to be held in calendar 1998, is comprised of Messrs. Bernardis, Chamberlain, Evans and Green. At each annual meeting of stockholders, directors will be elected for a full term of three years to succeed those directors whose terms are expiring. All officers serve at the discretion of the Board of Directors.

EMPLOYMENT AGREEMENTS; COVENANTS-NOT-TO-COMPETE

  Each of Messrs. Lavelle, Evans and Jackson has entered into an employment agreement with the Company which commenced on February 20, 1996, the date of the consummation of the IPO. In addition, Mr. Montgomery entered into an employment agreement with the Company effective as of January 26, 1998. Pursuant to such agreements, Messrs. Lavelle, Evans, Jackson and Montgomery receive annual base salaries of $275,000, $225,000, $200,000 and $200,000, respectively. In addition, each of them is eligible for additional bonus compensation based upon, among other factors, the achievement by the Company of agreed upon yearly goals as well as, in the case of Messrs. Lavelle, Evans and Jackson, the number and size of acquired companies during the fiscal year then ended. Each employment agreement is for a term of three years and, unless terminated or not renewed by the employee, shall continue thereafter on a year-to-year basis on the same terms and conditions.

  Each of the employment agreements provides that, in the event of a termination of employment by the Company or a subsidiary, as the case may be, without cause, such employee shall be entitled to receive from the Company or such subsidiary, as the case may be, such employee's then current salary for the remaining term of the agreement or for one year, whichever amount is greater, without regard to whether the employee obtains subsequent employment. In the event of a pending change in control where the employee and the Company have not received at least five days' written notice prior to the anticipated closing date of the transaction giving rise to the change in control, such change in control shall be deemed to be a termination without cause with the result set forth above. In the event of a change in control of the Company, the employee may, at his sole discretion, elect to terminate his employment by providing written notice to the Company at least two business days prior to the anticipated closing of the transaction giving rise to the change in control and shall be entitled to receive a minimum of two years' current base salary as compensation.

  Each employment agreement contains a covenant-not-to-compete with the Company for a period equivalent to the longer of two years immediately following the termination of his employment or, in the case of a termination without cause, for a period of one year following the termination of his employment. If any court of competent jurisdiction determines that the scope, time or territorial restrictions contained in the covenant are unreasonable, the covenant-not-to-compete shall be reduced to the maximum period permitted by such court. The compensation to which such employee is entitled shall nonetheless be paid to the employee.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company by: (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors and executive officers; (iii) each of the Selling Stockholders; and (iv) all executive officers and directors as a group. All persons listed have an address c/o the Company's principal executive offices and have sole voting and investment power with respect to their shares unless otherwise indicated.

                           SHARES BENEFICIALLY             SHARES BENEFICIALLY
                           OWNED PRIOR TO THE                OWNED AFTER THE
                                OFFERING                        OFFERING
                           ----------------------- SHARES  -----------------------
          NAME               NUMBER     PERCENT     BEING    NUMBER     PERCENT
          ----             ------------ ---------- OFFERED ------------ ----------
Thomas Fallat (1)........       962,350      8.2%  100,000      862,350      6.4%
Kennedy Capital
Management, Inc. (2).....       832,775      7.1         0      832,775      6.2
Wellington Management Co.
(3)......................       659,000      5.6         0      659,000      4.9
James R. Lavelle (4).....       363,732      3.1    80,000      283,732      2.1
Edward E. Faber (5)......        54,656        *         0       54,656        *
Michael L. Evans (6).....       429,281      3.6    90,000      339,281      2.5
Daniel E. Jackson (7)....       124,167      1.1         0      124,167        *
Herbert D. Montgomery
(8)......................        33,333        *         0       33,333        *
Curtis J. Parker (9).....        21,137        *         0       21,137        *
Lorraine E. Vega.........             0        *         0            0        *
Daniel M. Beals (5)......       346,949      3.0    65,000      281,949      2.1
Jeffrey J. Bernardis
(10).....................       196,020      1.7    70,000      126,020        *
John E. Chamberlain (11).       274,029      2.3         0      274,029      2.0
Anthony M. Frank (5).....        54,656        *         0       54,656        *
B. Tom Green (5).........        82,847        *         0       82,847        *
Harvey L. Poppel (5).....        39,828        *    14,500       25,328        *
Susan E. Trice...........       138,816      1.2    50,000       88,816        *
Jeremy W. Reed...........       405,634      3.5   200,000      205,634      1.5
S. Larry Parker..........       216,803      1.9   175,000       41,803        *
Bernard Ruddock (12).....       197,000      1.7   140,000       57,000        *
Charles Fowler (12)......       145,573      1.2    50,000       95,573        *
Peter Biege..............        45,071        *    45,000           71        *
John C. Travers (13).....       166,522      1.4    25,000      141,522      1.1
Carolyn Tierney (14).....        68,590        *    20,000       48,590        *
Other Stockholders.......            --       --   125,500           --       --
All executive officers
 and directors as a group
 (14 persons) (15).......     2,159,451     17.6   369,500    1,789,951     13.1

--------
*  less than 1.0%
(1) Information regarding this stockholder was obtained from such stockholder's Schedule 13D/A, dated June 6, 1997. Includes 33,000 shares gifted to the Fallat Family Charitable Foundation, of which Mr. Fallat serves as co-trustee. The address of Mr. Fallat is 3115 Deerfield Lane, Murrayville, PA 15668.
(2) Information regarding this stockholder was obtained from such stockholder's Schedule 13G, dated February 13, 1998. The address of this stockholder is 10829 Olive Blvd., St. Louis, MO 63141.
(3) Information regarding this stockholder was obtained from such stockholder's Schedule 13G, dated January 13, 1998. The address of this stockholder is 75 State Street, Boston, MA 02109.
(4) Includes 125,000 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(5) Includes 15,000 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(6) Includes 75,000 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(7) Includes 68,606 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(8) Includes 33,333 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(9) Includes 20,625 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(10) Includes 4,000 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(11) Includes 2,500 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days but does not include 135,767 shares owned by Mr. Chamberlain's wife, as to which shares Mr. Chamberlain disclaims beneficial ownership.
(12) Includes 3,500 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(13) Includes 30,000 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(14) Includes 2,500 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.
(15) Includes 404,064 shares issuable upon exercise of options immediately exercisable or exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of February 20, 1998, the Company had outstanding 11,718,851 shares of Common Stock and no shares of Preferred Stock. As of February 20, 1998, there were 118 record holders of Common Stock. The following summary is qualified in its entirety by reference to the Company's Certificate of Incorporation, as amended, copies of which are available upon request to the Company.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors.

  Subject to the rights of any then-outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to this Prospectus will be, upon payment therefor, fully paid and non-assessable.

PREFERRED STOCK

  Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation, as amended, and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

  One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

STOCKHOLDER RIGHTS PLAN

  On September 9, 1997, the Board of Directors declared a dividend distribution of one right (each, a "Right") for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on September 24, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-ten thousandth of a share (a "Unit") of the Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a Purchase Price of $90.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Plan (the "Rights Plan") between the Company and BankBoston, N.A., as Rights Agent.

  Initially, ownership of the Rights is evidenced by the Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) the close of business on such date as may be fixed by the Board of Directors, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares or Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after September 24, 1997 will contain a notation incorporating the Rights Plan by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

  Except in the circumstances described below, after the Distribution Date each Right will be exercisable into one one-ten thousandth of a Preferred Share (a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company. In lieu of issuing certificates for Preferred Share Fractions which are less than an integral multiple of one Preferred Share (i.e. 10,000 Preferred Share Fractions), the Company may pay cash representing the current market value of the Preferred Share Fractions.

  In the event that at any time following the Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock remain outstanding, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding Common Stock other than pursuant to a tender offer that provides fair value to all stockholders, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Plan, or (iv) during such time as there is an Acquiring Person an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Common Stock (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

  At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. That ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Under certain circumstances set forth in the Rights Plan, the decision to redeem will require the concurrence of a majority of the Continuing Directors (as defined in the Rights Plan). Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, which has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated herein by reference.

                                 UNDERWRITING

  Subject to certain terms and conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for which Lehman Brothers Inc., The Robinson-Humphrey Company, LLC and Prudential Securities Incorporated are acting as representatives (the "Representatives"), have severally agreed, to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each of the Underwriters the number of shares of Common Stock set forth opposite their respective names below:

                                                                       NUMBER OF
          UNDERWRITER                                                   SHARES
          -----------                                                  ---------
      Lehman Brothers Inc. ...........................................
      The Robinson-Humphrey Company, LLC .............................
      Prudential Securities Incorporated..............................
                                                                       ---------
          Total....................................................... 3,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to various conditions. The nature of the Underwriters' obligations are such that they are committed to take and pay for all of the shares offered hereby if any are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof and to certain selected dealers (who may include the Underwriters) at such price less
a concession not in excess of $   per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $   per share to
certain other dealers. After the initial offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

  The Company has granted to the Underwriters an option to purchase up to an additional 450,000 shares of Common Stock, at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares that is proportional to such Underwriter's initial commitment.

  The Company, each of its directors and executive officers and each Selling Stockholder has agreed that it will not, without the prior written consent of Lehman Brothers Inc., during the 90 days following the date of this Prospectus, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exchangeable for Common Stock (other than, in the case of the Company, (i) shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights and
(ii) shares issued in future acquisitions), or, in the case of the Company, sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise (other than, in the case of the Company, the grant of options pursuant to option plans existing on the date hereof).

  Until the distribution of the shares of Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company and each of the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters relating to this Offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

  The Financial Statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included in this Prospectus in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all reports, proxy statements and other information required thereby, which may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, electronically filed documents, including reports, proxy statements and other information filed by the Company, can be obtained from the Commission's Web site at http://www.sec.gov. The Common Stock is listed on the New York Stock Exchange, and reports and other information concerning the Company may also be inspected and copied at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the Commission, Washington, D.C., with respect to the Common Stock offered by this Prospectus. This Prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information regarding the Company and the shares offered hereby, reference is made to the Registration Statement and any amendments, exhibits and schedules thereto, which may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be available on the Web site maintained by the Commission at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-25372) are incorporated herein by reference as of their respective dates:

  (1) Annual Report on Form 10-K for the fiscal year ended March 31, 1997.

  (2) Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997 (as amended on Form 10-Q/A), September 30, 1997 and December 31, 1997.

  (3) Current Reports on Form 8-K dated September 24, 1997, October 28, 1997, January 16, 1998 (as amended on January 23, 1998) and February 4, 1998.

  (4) Description of Registrant's Securities to be Registered contained in a Registration Statement on Form 8-A/A dated February 18, 1998.

  All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the

Common Stock shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Daniel E. Jackson, Senior Vice President, Corporate Development and General Counsel, Cotelligent Group, Inc., 101 California Street, Suite 2050, San Francisco, California 94111, telephone (415) 439-6400.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            COTELLIGENT GROUP, INC.

                                                                            PAGE
                                                                            ----
FINANCIAL STATEMENTS
Report of Independent Public Accountants................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Cotelligent Group, Inc.:

  We have audited the accompanying consolidated balance sheets of Cotelligent Group, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 1996 and 1997 and December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cotelligent Group, Inc. and subsidiaries as of March 31, 1996 and 1997 and December 31, 1997, and the results of their operations and their cash flows for the years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

San Francisco, California
February 20, 1998

                            COTELLIGENT GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 MARCH
                                                  31,    MARCH 31, DECEMBER 31,
                                                  1996     1997        1997
                                                -------- --------- ------------
                    ASSETS
Current assets:
 Cash and cash equivalents..................... $ 14,941  $ 2,904    $   684
 Accounts receivable, including unbilled
  receivables of $3,851, $5,595 and $8,057 and
  net of allowance for doubtful accounts of
  $340, $632 and $1,603, respectively..........   20,723   32,387     47,060
 Notes receivable from officers................      315      225        229
 Prepaid expenses and other....................      874    1,306      2,137
                                                --------  -------    -------
   Total current assets........................   36,853   36,822     50,110
Property and equipment, net....................    2,160    5,448      6,497
Deferred tax assets............................      247       54         --
Goodwill, net of accumulated amortization of
 $0, $38 and $159, respectively................       --    2,409     17,588
Other assets...................................      212      434        336
                                                --------  -------    -------
   Total assets................................ $ 39,472  $45,167    $74,531
                                                ========  =======    =======
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Short-term debt and current maturities of
  long-term debt............................... $  4,937  $ 4,409    $   234
 Accounts payable..............................    1,116    2,590      2,331
 Accrued compensation and related payroll
  liabilities..................................    5,573    9,990     17,006
 Income taxes payable..........................    1,237      491      3,478
 Deferred tax liabilities......................      657      761        383
 Other accrued liabilities.....................    2,842    3,110      4,031
                                                --------  -------    -------
   Total current liabilities...................   16,362   21,351     27,463
Long-term debt.................................      706      648     12,296
Deferred tax liabilities.......................       --       --        102
Other long-term liabilities....................      942       31         20
                                                --------  -------    -------
   Total liabilities...........................   18,010   22,030     39,881
                                                --------  -------    -------
Stockholders' equity:
 Preferred stock, $0.01 par value; 500,000
  shares authorized, no shares issued or
  outstanding .................................       --       --         --
 Common stock, $0.01 par value; 100,000,000
  shares authorized, 10,661,529, 11,272,401 and
  11,713,596 shares issued and outstanding,
  respectively.................................      107      113        117
Additional paid-in capital.....................   18,552   19,046     27,399
Retained earnings..............................    2,803    3,978      7,134
                                                --------  -------    -------
   Total stockholders' equity..................   21,462   23,137     34,650
                                                --------  -------    -------
   Total liabilities and stockholders' equity.. $ 39,472  $45,167    $74,531
                                                ========  =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            COTELLIGENT GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   NINE MONTHS
                                        YEAR ENDED MARCH 31,          ENDED
                                     ----------------------------  DECEMBER 31,
                                      1995     1996       1997         1997
                                     -------  -------  ----------  ------------
Revenues............................ $44,600  $66,433  $  165,417   $  175,981
Cost of services....................  30,003   45,814     116,844      124,156
                                     -------  -------  ----------   ----------
  Gross profit......................  14,597   20,619      48,573       51,825
Selling, general and administrative
 expenses ..........................  13,848   17,867      39,167       41,593
Non-recurring transaction costs.....      --       --       1,969          855
                                     -------  -------  ----------   ----------
  Operating income..................     749    2,752       7,437        9,377
Other income (expense):
  Interest expense..................    (134)    (340)       (571)        (370)
  Interest income...................      23       80         356           38
  Other.............................      16      368         230          (16)
                                     -------  -------  ----------   ----------
    Total other income (expense)....     (95)     108          15         (348)
                                     -------  -------  ----------   ----------
Income before provision for income
 taxes..............................     654    2,860       7,452        9,029
Provision for income taxes..........     115      248       3,742        5,327
                                     -------  -------  ----------   ----------
Net income.......................... $   539  $ 2,612  $    3,710   $    3,702
                                     =======  =======  ==========   ==========
Earnings per share-basic and dilut-
 ed.................................                   $     0.33   $     0.32
                                                       ==========   ==========
Weighted average shares outstanding
  Basic.............................                   11,328,518   11,399,141
                                                       ==========   ==========
  Diluted...........................                   11,402,513   11,503,578
                                                       ==========   ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                            COTELLIGENT GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                               ADDITIONAL              TOTAL
                                                PAID-IN   RETAINED STOCKHOLDERS'
                              SHARES    AMOUNT  CAPITAL   EARNINGS    EQUITY
                            ----------  ------ ---------- -------- -------------
Balance at March 31, 1994.   4,863,005   $ 49   $   257    $2,940     $ 3,246
  Dividends of certain
   Pooled Companies prior
   to acquisition.........          --     --        --    (1,734)     (1,734)
  Issuance of common
   stock..................     156,881      2       212        --         214
  Net income..............          --     --        --       539         539
                            ----------   ----   -------    ------     -------
Balance at March 31, 1995.   5,019,886     51       469     1,745       2,265
  Issuance of common stock
   prior to IPO...........     120,478      1       381        --         382
  Redemption of common
   stock..................     (74,140)    (1)     (119)       --        (120)
  Dividends of certain
   Pooled Companies prior
   to acquisition.........          --     --        --    (1,536)     (1,536)
  Reclassification of
   Initially Acquired
   Companies' equity......          --     --     4,307        --       4,307
  Issuance of common
   stock, net of cost.....   5,595,305     56    16,903        --      16,959
  Distribution to founding
   stockholders...........          --     --    (3,492)       --      (3,492)
  Adjustments to conform
   yearends of Pooled
   Companies:
    Capital contribution..          --     --       103        --         103
    Net income............          --     --        --       270         270
    Dividends.............          --     --        --      (288)       (288)
  Net income..............          --     --        --     2,612       2,612
                            ----------   ----   -------    ------     -------
Balance at March 31, 1996.  10,661,529    107    18,552     2,803      21,462
  Issuance of common
   stock..................     610,872      6       463        --         469
  Tax benefit on stock
   options exercised......          --     --       295        --         295
  Dividends/distributions
   of certain Pooled
   Companies prior to
   acquisition............          --     --      (423)   (2,246)     (2,669)
  Retained Earnings of
   immaterial Pooled
   Companies acquired in
   fiscal 1997............          --     --        --      (187)       (187)
  Adjustments to conform
   yearends of Pooled
   Companies:
    Capital contribution..          --     --       159        --         159
    Net income............          --     --        --       (12)        (12)
    Dividends.............          --     --        --       (90)        (90)
  Net income..............          --     --        --     3,710       3,710
                            ----------   ----   -------    ------     -------
Balance at March 31, 1997.  11,272,401    113    19,046     3,978      23,137
  Issuance of common
   stock..................     441,195      4     8,353        --       8,357
  Dividends of certain
   Pooled Companies prior
   to acquisition.........          --     --        --      (546)       (546)
  Net income..............          --     --        --     3,702       3,702
                            ----------   ----   -------    ------     -------
Balance at December 31,
 1997.....................  11,713,596   $117   $27,399    $7,134     $34,650
                            ==========   ====   =======    ======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            COTELLIGENT GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    NINE MONTHS
                                          YEAR ENDED MARCH 31,         ENDED
                                        --------------------------  DECEMBER 31,
                                         1995     1996      1997        1997
                                        -------  -------  --------  ------------
Cash flows from operating activities:
 Net income............................ $   539  $ 2,612  $  3,710    $  3,702
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
   Depreciation and amortization.......     330      310     1,146       1,280
   Deferred income taxes, net..........      --     (587)      297        (222)
   Gain on disposal of property and
    equipment .........................      --     (325)       --          --
   Provision for doubtful accounts.....      72      195       472         925
   Changes in current assets and
    liabilities:
    Accounts receivable................  (3,654)  (1,769)  (11,979)    (13,091)
    Prepaid expenses and other current
     assets............................    (143)    (226)     (325)       (809)
    Accounts payable and accrued
     expenses..........................   3,159    1,333     6,023       6,848
    Income taxes payable...............     (36)     349      (297)      2,691
   Changes in other assets.............      (4)     321      (276)        (61)
   Changes in long-term liabilities....      --       --      (911)        (11)
                                        -------  -------  --------    --------
     Net cash provided by (used in)
      operating activities.............     263    2,213    (2,140)      1,252
Cash flows from investing activities:
 Proceeds from sale of assets..........      53      374        --          --
 Purchase of businesses, net of cash of
  acquired companies...................      --       --    (2,915)     (8,259)
 Purchases of property and equipment...    (586)    (867)   (4,394)     (2,194)
 Advances to related parties...........     (25)      --        --          --
 Cash and cash equivalents of Initially
  Acquired Companies at acquisition....      --      525        --          --
                                        -------  -------  --------    --------
     Net cash provided by (used in)
      investing activities.............    (558)      32    (7,309)    (10,453)
Cash flows from financing activities:
 Redemption of common stock............      --     (120)       --          --
 Proceeds on long-term debt............     168      471     (427)      12,070
 Principal payments on long-term debt..     (55)     (19)       --          --
 Payments on capital lease obligations.      --      (49)     (185)         --
 Distribution to Initially Acquired
  Companies' former stockholders.......      --   (3,492)       --          --
 Dividends and distributions...........  (1,734)  (1,536)   (2,672)       (546)
 Net borrowings (repayments) on short-
  term debt............................     996   (1,140)      443      (4,597)
 Borrowings on loans with former
  related parties......................      10      848        --          --
 Repayments on loans with former
  related parties......................      --     (700)     (417)         --
 Net proceeds from issuance of common
  stock................................     229   17,341       469          54
 Net change in cash due to conforming
  fiscal year end of
  Pooled Companies.....................      --      539       201          --
                                        -------  -------  --------    --------
     Net cash provided by (used in)
      financing activities.............    (386)  12,143    (2,588)      6,981
                                        -------  -------  --------    --------
 Net increase (decrease) in cash and
  cash equivalents.....................    (681)  14,388   (12,037)     (2,220)
 Cash and cash equivalents at beginning
  of period............................   1,234      553    14,941       2,904
                                        -------  -------  --------    --------
 Cash and cash equivalents at end of
  period............................... $   553  $14,941  $  2,904    $    684
                                        =======  =======  ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            COTELLIGENT GROUP, INC.

                                 (IN THOUSANDS)



                                                     YEAR ENDED    NINE MONTHS
                                                      MARCH 31,       ENDED
                                                  ----------------  DECEMBER 31,
                                                  1995 1996  1997      1997
                                                  ---- ---- ------ ------------
Supplemental disclosures of cash flow
 information:
  Interest paid.................................. $137 $374 $  570    $  545
  Income taxes paid..............................   63  530  3,460     3,818
  Stock to acquire business......................   --   --     --     7,464
Non-cash investing and financing transactions:
  Capital lease obligations incurred ............   10  158    188        --
  Conversion of trade accounts receivable to note
   receivable....................................   --   53     --        --
  Net liabilities of immaterial Pooled Companies.   --   --    187        --
  Tax benefit on stock options exercised.........   --   --    295        --



  The accompanying notes are an integral part of these consolidated financial statements.

                            COTELLIGENT GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1--BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

  Cotelligent Group, Inc. ("Cotelligent" or the "Company") was formed in February 1993 to acquire, own and operate software professional services businesses specializing in providing information technology ("IT") consulting services, including staff augmentation, project management and outsourcing services, to businesses with complex IT operations. On February 20, 1996, Cotelligent acquired four companies (the "Initially Acquired Companies") simultaneously with an initial public offering (the "IPO") of its common stock. The aggregate consideration paid by Cotelligent in these transactions was $3,492 in cash, 3,206,875 shares of common stock of the Company and the assumption of approximately $3,000 in debt, for an aggregate value of $35,304. These acquisitions were accounted for on a historical cost basis. Prior to this date, Cotelligent was a non-operating entity. The operating results of the Initially Acquired Companies have been included since the date of acquisition.

  During the year ended March 31, 1997 ("fiscal 1997") and in the nine month period ended December 31, 1997 ("fiscal 1998"), the Company issued 4,976,826 shares of common stock to acquire ten businesses accounted for under the pooling-of-interests method (the "Pooled Companies"). The consolidated financial statements have been restated in accordance with generally accepted accounting principles to present the financial data as if Cotelligent and these companies had always been members of the same operating group.

  In addition, during fiscal 1997 and 1998, the Company acquired five businesses accounted for under the purchase method (the "Purchased Companies") for aggregate consideration of $17,990 (362,998 shares of common stock issued at fair market value of $7,464 and $10,526 of cash). The consolidated financial statements include the operating results of these companies subsequent to their respective acquisition dates.

  On January 6, 1998, the Company acquired a business for cash of $1,400, to be accounted for under the purchase method of accounting. Goodwill from the purchase is estimated to be $1,000. The purchase agreement provides for additional earn-out consideration based on financial performance of the acquired company subsequent to the acquisition. Potential earn-out payments are due in fiscal years 1999 and 2000 and will be accounted for as additional purchase price in the year the earn-out payments are distributable.

  All of the businesses acquired since the IPO have operations substantially the same as the Company.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying consolidated financial statements and related notes to consolidated financial statements include the accounts and results of Cotelligent, the Initially Acquired Companies from their date of acquisition on February 20, 1996, companies acquired in business combinations accounted for under the purchase method from their respective acquisitions dates and give retroactive effect to the results of business combinations accounted for under the pooling-of-interests method for all periods presented. All significant intercompany transactions and accounts have been eliminated. The Company's fiscal year ends on March 31.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

 Concentration of Credit Risk; Client Concentration

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Receivables arising from services provided to clients are not collateralized and accordingly, the Company performs ongoing credit evaluations of its clients to reduce the risk of loss. For the nine months ended December 31, 1997, the Company's largest client accounted for approximately 8% of the Company's revenues and the Company's ten largest clients accounted for approximately 31% of the Company's revenues.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation, including amortization of capitalized leases, is provided over the estimated useful lives of the respective assets (generally ranging from three to ten years) on a straight-line or an accelerated basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the respective assets.

 Goodwill

  Goodwill represents the excess of cost over fair value of net tangible assets acquired through acquisitions. Such excess of cost over fair value of net tangible assets acquired is being amortized on a straight-line basis over the period of 30 years. Management periodically reviews the potential impairment of goodwill on a non-discounted cash flow basis to assess recoverability. If the undiscounted cash flow is less than the carrying amount of the goodwill, the goodwill will be reduced by the excess.

 Fair Value of Financial Instruments

  The Company's financial instruments consist of cash, short-term accounts receivables and accounts payables for which current carrying amounts are equal to or approximate fair market value. Additionally, interest rates on outstanding debt are at market rates for debt with similar terms and average maturities; therefore, the carrying value of debt approximates its fair value.

 Revenue Recognition

  Revenue is recognized as services are performed. Unbilled receivables represent revenue recognized on services performed which have not yet been billed.

 Income Taxes

  The Company accounts for income taxes using an asset and liability approach requiring the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

  Certain Pooled Companies elected to be treated as an S corporation for federal and state income taxes prior to acquisition by the Company. Accordingly, any tax liabilities of these companies were the responsibility of the respective stockholders. These S corporation elections terminated upon the merger with Cotelligent.

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)
 Earnings Per Share

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", effective December 15, 1997 and has restated all earlier periods. Basic earnings per share was calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes the impact of common stock options outstanding. Earnings per share for the years ended March 31, 1995 and 1996 has not been presented because the issuance of shares of common stock sold in the IPO and the inclusion of the results of the Initially Acquired Companies are not reflected in any period prior to February 20, 1996.

 Reclassifications

  Certain amounts have been reclassified in 1995, 1996 and 1997 to conform to the December 31, 1997 presentation.

 Recent Accounting Pronouncements

  In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards to measure all changes in equity that result from transactions and other economic events other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes in equity. This statement is effective for financial statements for periods beginning after December 15, 1997.

  In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 introduces a new model for segment reporting, called the "management approach". The management approach is based on the manner in which management organizes segments within a company for making operating decisions and assessing performance. The management approach replaces the notion of industry and geographic segments. This statement is effective for financial statements for periods beginning after December 15, 1997.

  The Company does not believe that adoption of SFAS No. 130 and SFAS No. 131 will significantly alter its financial statement presentation.

NOTE 3--BUSINESS COMBINATIONS

 Pooling-of-Interests Method

  During fiscal 1997 and 1998, the Company issued 3,435,211 shares of common stock to acquire six companies and 1,541,615 shares of common stock to acquire four companies, respectively, in acquisitions accounted for under the pooling-of-interests method. Accordingly, the Company's consolidated financial statements have been restated in accordance with generally accepted accounting principles for all periods presented. Commencing on April 1, 1996, the yearends of these Pooled Companies were changed to March 31, resulting in an increase to retained earnings of $270 during fiscal 1996 as follows:

                                                                    YEAR ENDED
                                                                  MARCH 31, 1996
                                                                  --------------
      Revenues...................................................    $11,823
      Costs and expenses.........................................     11,553
                                                                     -------
      Net income.................................................    $   270
                                                                     =======

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)
  The results of certain of the Pooled Companies acquired during the nine months ended December 31, 1997, were previously reported on December 31 and June 30 year ends prior to acquisition by the Company. The accounts of these Pooled Companies for the years ended December 31, 1995 and 1996 and June 30, 1995 and 1996 have been combined with the accounts of Cotelligent for the years ended March 31, 1996 and 1997, respectively. Commencing on April 1, 1997, the yearends of these Pooled Companies were changed to March 31, resulting in a decrease to retained earnings of $12 during fiscal 1997 as follows:

                                                                    YEAR ENDED
                                                                  MARCH 31, 1997
                                                                  --------------
      Revenues...................................................    $ 8,624
      Costs and expenses.........................................      8,636
                                                                     -------
      Net income.................................................    $   (12)
                                                                     =======

  The previously reported results of operations of Cotelligent and the results of the Pooled Companies acquired in fiscal 1998 for the periods prior to the mergers are presented below:

                                                              POOLED
      FOR THE YEAR ENDED MARCH 31,               COTELLIGENT COMPANIES COMBINED
      ----------------------------               ----------- --------- --------
      1997
        Revenue.................................  $146,772    $18,645  $165,417
        Net income..............................     3,636         74     3,710
      1996
        Revenue.................................    52,786     13,647    66,433
        Net income..............................     2,518         94     2,612
      1995
        Revenue.................................    33,264     11,336    44,600
        Net income..............................       177        362       539

  During the nine months ended December 31, 1997, businesses acquired as poolings recognized revenues of $23,222 and net income of $354 in the period prior to acquisition by the Company.

 Purchase Method

  During fiscal 1997, Cotelligent acquired two companies (on October 7, 1996 and November 27, 1996) accounted for under the purchase method for an aggregate consideration of $2,928. The total assets related to these acquisitions were $112 and resulted in the recognition of $2,726 of goodwill, which is being amortized over a 30 year period. The results of these acquisitions have been included in the Company's operating results from their respective acquisition dates.

  During the nine months ended December 31, 1997, Cotelligent acquired three companies (on August 27, 1997, October 31, 1997 and November 6, 1997) accounted for under the purchase method for aggregate consideration of $15,190 (362,998 shares issued at fair market value of $7,464 and $7,726 of cash). The fair value of the tangible assets acquired related to these acquisitions were $3,399 and resulted in the recognition of $14,573 of goodwill, which is being amortized over a 30 year period. The results of these acquisitions have been included in the Company's operating results from their respective acquisition dates.

  The allocation of the purchase price to the underlying net assets acquired is based upon preliminary estimates of the fair value of the net assets, which may be revised at a later date. It is anticipated that any

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)
purchase price allocation adjustments will be made within one year from the date of the acquisition. Management does not believe that the final allocations of the purchase price will have a material effect on the Company's financial position or results of operations.

NOTE 4--PRO FORMA RESULTS (UNAUDITED)

  The pro forma consolidated statements of operations for the years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1997, give effect to the acquisitions of the Initially Acquired Companies and Purchased Companies as if these acquisitions were made on April 1, 1994. The pro forma consolidated statements of operations also reflect adjustments for the acquisitions of the Pooled Companies including compensation differentials to employees and former owners of the Pooled Companies, the planned termination of contributions to retirement plans and adjustments to reflect income taxes as if the entities were combined and subject to the effective federal and state statutory rates for the combined entity. Additionally, the pro forma consolidated financial statements reflect adjustments for interest expense on cash consideration and amortization of goodwill for the Purchased Companies.

                                                                   NINE MONTHS
                                        YEAR ENDED MARCH 31,          ENDED
                                  -------------------------------- DECEMBER 31,
                                     1995       1996       1997        1997
                                  ---------- ---------- ---------- ------------
Revenues......................... $  103,228 $  135,443 $  184,244  $  186,648
Cost of service..................     74,605     98,325    130,479     131,370
                                  ---------- ---------- ----------  ----------
  Gross profit...................     28,623     37,118     53,765      55,278
Selling, general and
 administrative..................     26,140     29,291     41,080      41,779
                                  ---------- ---------- ----------  ----------
Operating income.................      2,483      7,827     12,685      13,499
Other expense....................        877      1,203        534         704
                                  ---------- ---------- ----------  ----------
Income before provision for
 income taxes....................      1,606      6,624     12,151      12,795
Provision for income taxes.......        659      2,716      4,982       5,246
                                  ---------- ---------- ----------  ----------
Net income....................... $      947 $    3,908 $    7,169  $    7,549
                                  ========== ========== ==========  ==========
Earnings per share
 Basic........................... $     0.08 $     0.33 $     0.61  $     0.65
                                  ========== ========== ==========  ==========
 Diluted......................... $     0.08 $     0.33 $     0.61  $     0.64
                                  ========== ========== ==========  ==========
Weighted average shares
 outstanding
 Basic........................... 11,680,299 11,680,299 11,680,299  11,680,299
                                  ========== ========== ==========  ==========
 Diluted......................... 11,784,736 11,784,736 11,784,736  11,784,736
                                  ========== ========== ==========  ==========

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 5--ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Allowance for doubtful accounts activity is as follows:

      Balance, March 31, 1994........................................... $   58
       Charges to cost and expenses.....................................     72
                                                                         ------
      Balance, March 31, 1995...........................................    130
       Balance of Initially Acquired Companies at acquisition...........     40
       Charges to costs and expenses....................................    195
       Write-offs.......................................................    (25)
                                                                         ------
      Balance, March 31, 1996...........................................    340
       Charges to costs and expenses....................................    472
       Write-offs.......................................................   (180)
                                                                         ------
      Balance, March 31, 1997...........................................    632
       Balance of acquired companies at acquisition.....................    175
       Charges to costs and expenses....................................    925
       Write-offs.......................................................   (129)
                                                                         ------
      Balance, December 31, 1997........................................ $1,603
                                                                         ======

NOTE 6--PROPERTY AND EQUIPMENT

  Property and equipment is comprised of the following:

                                                  MARCH 31,
                                                -------------- DECEMBER 31,
                                                 1996    1997     1997
                                                ------- ------    ----
Land and building.............................. $   457 $  440 $   355
Computer and office equipment..................   2,753  5,859   8,554
Furniture and fixtures.........................   1,520  2,796   2,190
Leasehold improvements.........................     335    366     570
                                                ------- ------ -------
                                                  5,065  9,461  11,669
Less: accumulated depreciation.................   2,905  4,013   5,172
                                                ------- ------ -------
                                                $ 2,160 $5,448 $ 6,497
                                                ======= ====== =======

  Depreciation and amortization expense for the years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1997 was $330, $310, $1,108 and $1,159, respectively.

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 7--CREDIT FACILITIES

  Cotelligent maintains a syndicated revolving line of credit facility ("Credit Line") with three banks, which provides a borrowing capacity of amounts derived from specific covenant ratios, up to $40,000. The Company generally pays off the outstanding debt of acquired companies. The Credit Line requires the Company to maintain certain financial covenants and restricts the payment of dividends. At December 31, 1997, the Company had a borrowing capacity of approximately $34,000 under the facility and was in compliance with all covenants. Debt consists of the following:

                                               MARCH 31, MARCH 31, DECEMBER 31,
                                                 1996      1997        1997
                                               --------- --------- ------------
Bank line of credit with borrowings derived
 from covenant ratios, up to
 $40,000, secured by accounts receivable and
 other assets of
 the Company, interest at the bank's lending
 rate (approximately 8% at December 31,
 1997).......................................   $   --    $   --     $ 12,070
Bank line of credit with borrowings up to 80%
 of the Company's eligible accounts
 receivable or $20,000, secured by accounts
 receivable and other assets of the Company,
 interest at prime (8.5% at March 31, 1997)..       --     3,926           --
Various Pooled Companies' bank lines of
 credit, secured by various assets of the
 Pooled Companies, with interest rates up to
 prime plus 2.0%.............................    4,516       160           --
Pooled Companies' other notes payable,
 including payables to related parties, with
 interest rates from 8.0% to 11.0%, secured
 by various assets of the Pooled Companies,
 with due dates through December 2000........      653       659          283
Capital lease obligations....................      390       312          177
Related party loans, due on demand, with in-
 terest rates from 8.0% to 12.5%.............       84        --           --
Less: current maturities.....................   (4,937)   (4,409)        (234)
                                                ------    ------     --------
Total long-term debt.........................   $  706    $  648     $ 12,296
                                                ======    ======     ========

Maturities of long-term debt, at December 31, 1997 are as follows:

   1998................................................................. $   234
   1999.................................................................     142
   2000.................................................................      84
   2001.................................................................  12,070
   2002.................................................................      --
   Thereafter...........................................................      --
                                                                         -------
   Total................................................................ $12,530
                                                                         =======

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 8--INCOME TAXES

  The income tax provision consists of the following:

                                                YEAR ENDED MARCH    NINE MONTHS
                                                       31,             ENDED
                                                ------------------- DECEMBER 31,
                                                1995  1996    1997      1997
                                                ----  -----  ------ ------------
      Current:
       Federal................................  $207  $763   $2,577    $4,542
       State..................................    51   162      868     1,007
                                                ----  -----  ------    ------
                                                 258   925    3,445     5,549
                                                ----  -----  ------    ------
      Deferred:
       Federal ...............................  (131)  (570)    268       (24)
       State .................................   (12)  (107)     29      (198)
                                                ----  -----  ------    ------
                                                (143) (677)     297      (222)
                                                ----  -----  ------    ------
      Total provision for income taxes........  $115  $ 248  $3,742    $5,327
                                                ====  =====  ======    ======

  The tax benefits associated with nonqualified stock options reduce taxes currently payable as shown above by $295 for fiscal 1997. No tax benefits associated with nonqualified stock options were realized in fiscal 1996. Such tax benefits are credited to stockholders' equity when realized.

  Significant components of deferred tax assets and liabilities are as follows:

                                                  MARCH 31,
                                                 -------------  DECEMBER 31,
                                                 1996    1997       1997
                                                 -----  ------  ------------
Deferred tax assets:
 Allowance for doubtful accounts................ $  16  $  159     $  470
 Accrued vacation...............................    --     189        302
 Operating loss carry forward...................   317      --         --
 Other..........................................   406     148        173
 Valuation allowance............................  (187)     --         --
                                                 -----  ------     ------
  Total deferred tax assets.....................   552     496        945
                                                 -----  ------     ------
Deferred tax liabilities:
 Cash to accrual................................  (943) (1,164)    (1,271)
 Other..........................................   (19)    (39)      (159)
                                                 -----  ------     ------
  Total deferred tax liabilities................  (962) (1,203)    (1,430)
                                                 -----  ------     ------
  Net deferred tax liabilities.................. $(410) $ (707)    $ (485)
                                                 =====  ======     ======

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  The Company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

                                                YEAR ENDED         NINE MONTHS
                                                MARCH 31,             ENDED
                                           ----------------------  DECEMBER 31,
                                            1995    1996    1997       1997
                                           ------  ------  ------  ------------
      U.S. federal statutory rate.........   34.0%   34.0%   34.0%     35.0%
      State income tax, net of federal
       benefit............................    3.9     1.0     7.9       5.8
      (Income) loss of S corporation......  (27.3)  (27.8)   (7.4)      2.2
      Conversion to C corporation.........   (5.2)     --     8.9      10.5
      Non-deductible acquisition costs....     --      --     7.6       3.3
      Change in valuation allowance.......   12.2     1.4    (1.7)       --
      Other...............................     --      --     0.9       2.2
                                           ------  ------  ------      ----
      Effective tax rate..................   17.6%    8.6%   50.2%     59.0%
                                           ======  ======  ======      ====

  Prior to the IPO, Cotelligent had established a valuation allowance against the tax assets associated with the net operating losses of previous years due to the uncertainty of realization through future income. In 1997, the Company reversed this valuation allowance as a result of utilization of the operating losses against taxable income.

  Certain Pooled Companies elected to be treated as S corporations for federal and state income taxes prior to their merger with Cotelligent. Accordingly, any tax liabilities prior to acquisition by the Company were the responsibility of the former stockholders. These S corporation elections terminated as a result of the merger with Cotelligent and accordingly the net difference between book and tax basis of net assets was immediately recognized. This net deferred tax liability was approximately $670 and $950 in fiscal 1997 and in the nine months ended December 31, 1997, respectively, which will be paid on a pro rata basis over a four-year period.

NOTE 9--LEASE COMMITMENTS

  Cotelligent leases various office space and certain equipment under noncancelable lease agreements which expire at various dates.

  Future minimum rental payments under such leases at December 31, 1997 are as follows:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
      Three months ending March 31, 1998......................  $ 52    $  877
      1999....................................................   116     2,844
      2000....................................................    18     2,654
      2001....................................................    --     1,823
      2002....................................................    --     1,130
      Thereafter..............................................    --       410
                                                                ----    ------
      Total minimum lease payments............................   186    $9,738
                                                                        ======
      Less: Amounts representing interest.....................     9
                                                                ----
      Present value of net minimum lease payments.............  $177
                                                                ====

  Rental expense under these leases for the years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1997 was $696, $783, $1,620 and $2,322, respectively.

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 10--EMPLOYEE BENEFIT PLANS

 Long-Term Incentive Plan

  In September 1995, Cotelligent's Board of Directors and stockholders approved the Cotelligent 1995 Long-Term Incentive Plan (the "Plan"). The purpose of the Plan is to provide directors, officers, key employees and consultants with additional incentives by increasing their ownership interests in the Company.

  Under the provisions of the Plan, stock-based awards are granted at terms and prices determined by the Plan Committee as defined in the Plan. A summary of option transactions is described in the table below. All options described below are non-qualified and were granted with exercise prices no less than the fair market value on the date of the grant.

                                                             WEIGHTED
                                                OPTION PRICE AVERAGE
                                      NUMBER OF  RANGE PER   EXERCISE EXPIRATION
                                       SHARES      SHARE      PRICE      DATE
                                      --------- ------------ -------- ----------
Outstanding at March 31, 1995........        --          --      --          --
  Granted............................   479,102 $2.70-10.25   $6.74        2003
  Exercised..........................        --          --      --          --
  Canceled...........................     2,400        9.00    9.00        2003
                                      ---------
Outstanding at March 31, 1996........   476,702  2.70-10.25    6.73        2003
Exercisable at March 31, 1996........    87,072  2.70-10.00    6.89        2003
  Granted............................   852,113  8.88-24.88   18.08        2004
  Exercised..........................    59,099   2.70-9.00    3.08        2003
  Canceled...........................   136,589  2.70-24.25    6.66   2003-2004
                                      ---------
Outstanding at March 31, 1997........ 1,133,127  2.70-24.88   15.46   2003-2004
Exercisable at March 31, 1997........   249,040  2.70-19.00   15.25   2003-2004
  Granted............................   294,775  7.25-22.44   16.37        2005
  Exercised..........................    12,358  8.88-15.75   10.80        2003
  Canceled...........................    90,291  8.88-24.88   15.87   2003-2004
                                      ---------
Outstanding at December 31, 1997..... 1,325,253  2.70-24.88   15.67   2003 2005
Exercisable at December 31, 1997.....   393,684  2.70-22.00   15.53   2003-2004

  The Plan provides for stock-based awards in an aggregate amount of up to 15% of the number of Cotelligent's outstanding stock at the time of grant. Of the non-qualified options granted to date, a majority are generally exercisable beginning one year from the date of the grant in cumulative yearly amounts of 25% of the shares under option and generally expire seven years from the date of the grant.

  The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995, and as permitted by the provisions of SFAS No. 123, the Company continues to apply the provisions of APB Opinion 25 and related interpretations in accounting for its employee stock option plans. If the Company had elected to recognize compensation expense for options granted in fiscal 1996 and 1997 and the nine months ended December 31, 1997, based on the fair value as described in SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing ("Black-Scholes") model with the following weighted average assumptions for 1996 and 1997 and the nine months ended December 31, 1997, respectively: (i) risk-free interest rates of 5.97%, 6.12% and 5.88%; (ii) a dividend yield of 0%; (iii) volatility factors of the expected market price of the Company's common stock of 40%; and
(iv) a weighted average expected life of 3.5, 4.2 and 4.2 years.

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected volatility of the Company's common stock. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimated.

  For purposes of pro forma disclosure, the estimated fair value of options is amortized to expense over the options' vesting period. Had compensation for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the Plan consistent with method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below.

                                         MARCH 31,            NINE MONTHS ENDED
                              -------------------------------   DECEMBER 31,
                                   1996            1997             1997
                              --------------- --------------- ------------------
                                 AS     PRO      AS     PRO      AS       PRO
                              REPORTED FORMA  REPORTED FORMA  REPORTED   FORMA
                              -------- ------ -------- ------ ------------------
Net income...................  $2,612  $2,304  $3,710  $2,416    $3,702   $1,748
Diluted earnings per share...      --      --    0.33    0.21      0.32     0.15

  Earnings per share for the year ended March 31, 1996 has not been presented because it is not considered to be meaningful as a result of the acquisitions of the Initially Acquired Companies and the IPO as discussed in Note 1.

  The weighted average fair values of options granted during the years ended March 31, 1996, 1997 and the nine months ended December 31, 1997 were $4.03, $6.16 and $8.04 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

 Employee Stock Purchase Plan

  During fiscal year 1997, the Company implemented an employee stock purchase plan whereby eligible employees may purchase shares of the Company's common stock at a price equal to 85% of the lower of the closing market price on the first or last trading day of the Plan's quarter. A total of 300,000 shares of common stock have been reserved for issuance under the plan. During fiscal 1997, employees purchased 20,171 shares for aggregate proceeds to the Company of $284. During the nine months ended December 31, 1997, employees purchased 65,839 shares for aggregate proceeds to the Company of $561.

 401(k) Plan

  During fiscal 1997, the Company initiated the Cotelligent Group, Inc. 401(k) Retirement Saving Plan (the "401(k) Plan") effective March 1, 1997, for the benefit of all employees upon date of hire. The 401(k)Plan is funded by employee payroll deductions. In addition, the Company has the option to contribute to the 401(k) Plan on the employee's behalf. The Company did not make any contributions to the 401(k) Plan for the year ended March 31, 1997, or the nine months ended December 31, 1997.

 Subsidiary Plans

  Prior to their acquisition certain of the Company's subsidiaries had various defined contribution plans which allowed employees to participate upon meeting specified service requirements. Additionally, these plans also provided for discretionary contributions by the respective entities. The subsidiaries' contributions to these plans for the fiscal years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1997 were $27, $70, $47 and $27, respectively.

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 11--STOCKHOLDERS' EQUITY

 Common Stock

  The Company has one class of $0.01 par value common stock with 100,000,000 authorized shares. The holders of common stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of the directors. At March 31, 1996 and 1997 and December 31, 1997, there were 10,661,529, 11,272,401 and 11,713,596 shares of common stock outstanding, respectively.

 Preferred Stock

  The Company has one class of $0.01 par value preferred stock with 500,000 authorized shares of which the Board of Directors has designated a series of 2,500 shares as Series A Junior Participating Preferred Stock with par value of $0.01 per share in connection with the implementation of a Stockholder Rights Plan. The Board of Directors has authority, without further vote or action by stockholders, to issue the shares, fix the number of shares and change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (and whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), a redemption price or prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock. No preferred stock was outstanding at March 31, 1996 and 1997 and December 31, 1997. The Company has no current plans to issue any shares of preferred stock of any class or series.

 Anti-takeover Provisions

  The Company has a stockholder rights plan in effect (the "Rights Plan"). Under the terms of the Rights Plan, the holders of the common stock received one preferred share purchase right (each, a "Right"), as a dividend for each share of common stock held as of the close of business on September 24, 1997. Each Right entitles the holder to buy 1/10,000 of a share of Series A Junior Preferred Stock of the Company at an exercise price of $90.00. Further, each Right gives the holder the right to buy common stock of the Company having twice the value of the exercise price of the Rights if a person or group acquires beneficial ownership of 20% or more of the common stock or commences a tender or exchange offer that would result in such a person or group owning 20% or more of the common stock. In addition, the Board of Directors of the Company is empowered to issue up to 500,000 shares of preferred stock, and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of the Rights Plan and this "blank-check" preferred stock may have the effect of delaying, discouraging, inhibiting, preventing or rendering more difficult an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, this "blank-check" preferred stock, any issuance thereof, may have an adverse effect on the market price of the common stock. The Company's Certificate of Incorporation provides for a "staggered" Board of Directors, which may also have the effect of inhibiting a change of control of the Company and may have an adverse effect on the market price of the common stock.

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)
NOTE 12--EARNINGS PER SHARE

  Earnings per share is as follows:

                                           FOR THE YEAR ENDED MARCH 31, 1997
                                           ---------------------------------------
                                                                      PER SHARE
                                            INCOME       SHARES        AMOUNT
                                           ---------- -------------- -------------
      BASIC EARNINGS PER SHARE
      Net income available to common
       stockholders......................  $    3,710     11,235,449   $    0.33
      Options issued to directors and em-
       ployees...........................                    167,064
                                                      --------------
      DILUTED EARNINGS PER SHARE
      Income available to common
       stockholders plus assumed
       conversions.......................  $    3,710     11,402,513   $    0.33
                                                      ==============
                                                  FOR THE NINE MONTHS
                                                         ENDED
                                                   DECEMBER 31, 1997
                                           ---------------------------------------
                                                                      PER SHARE
                                            INCOME       SHARES        AMOUNT
                                           ---------- -------------- -------------
      BASIC EARNINGS PER SHARE
      Net income available to common
       stockholders......................  $    3,702     11,399,141   $    0.32
      Options issued to directors and em-
       ployees...........................                    104,437
                                                      --------------
      DILUTED EARNINGS PER SHARE
      Income available to common
       stockholders plus assumed
       conversions.......................  $    3,702     11,503,578   $    0.32
                                                      ==============

  Options to purchase common shares of 800,000 and 700,000 were excluded from the computation of diluted earnings per share for the year ended March 31, 1997 and the nine months ended December 31, 1997, respectively, as the options' exercise price was greater than the market price of the common shares for the respective periods.

NOTE 13--COMMITMENTS AND CONTINGENCIES

 Employment Agreements

  Certain executive officers and certain principals of the Company's subsidiaries have entered into employment agreements with the Company which contain provisions for compensation upon termination without cause or changes in control. Pursuant to such employment agreements, each such officer is eligible to earn bonus compensation payable out of a bonus pool determined by the Board of Directors or its Compensation Committee. Bonuses will be determined by measuring, among other objective and subjective measures, such officer's performance, the performance of the local operation for which such officer has primary responsibility and the Company's performance against targets.

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)
 Legal Matters

  The Company is involved in various legal matters in the normal course of business. In the opinion of management, these matters are not anticipated to have a material adverse effect on the financial position or results of operations or cash flows of the Company.

 Additional Purchase Price under Acquisition Contracts

  In connection with the agreements to acquire one of the Purchased Companies during fiscal 1998, the Company agreed to additional consideration based on the financial performance of the acquired company subsequent to the acquisition (the "earn-out"). Potential earn-out payments, if required, are payable in the fiscal years 1999 and 2000. Earn-out payments, if made, will be accounted for as additional purchase price in the period the earn-out payments are distributable. No accrual has been made for any earn-out payments.

NOTE 14--QUARTERLY FINANCIAL DATA (UNAUDITED)

                                            NINE MONTHS ENDED DECEMBER 31, 1997
                                            -----------------------------------
                                               FIRST      SECOND       THIRD
                                              QUARTER     QUARTER     QUARTER
                                            ----------- ----------- -----------
Revenues................................... $    54,304 $    58,566 $    63,111
Gross profit...............................      16,117      17,327      18,381
Operating income...........................       3,155       3,455       2,767
Net income (loss)..........................       1,810       2,030        (138)
Earnings (loss) per share
  Basic and diluted........................ $      0.16 $      0.18 $     (0.01)
                                            =========== =========== ===========
Weighted average shares
  Basic....................................  11,322,569  11,314,751  11,584,359
                                            =========== =========== ===========
  Diluted..................................  11,367,474  11,436,630  11,584,359
                                            =========== =========== ===========

                                              YEAR ENDED MARCH 31, 1997
                                     -------------------------------------------
                                       FIRST      SECOND     THIRD      FOURTH
                                      QUARTER    QUARTER    QUARTER    QUARTER
                                     ---------- ---------- ---------- ----------
Revenues............................ $   36,103 $   39,658 $   42,534 $   47,122
Gross profit........................     10,540     12,352     12,430     13,251
Operating income....................      1,651      2,047      2,417      1,322
Net income..........................        415      1,489      1,587        219
Earnings per share
  Basic and diluted................. $     0.04 $     0.13 $     0.14 $     0.02
                                     ========== ========== ========== ==========
Weighted average shares
  Basic............................. 11,211,131 11,229,131 11,229,131 11,342,977
                                     ========== ========== ========== ==========
  Diluted........................... 11,365,573 11,364,115 11,393,769 11,486,595
                                     ========== ========== ========== ==========

                            COTELLIGENT GROUP, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    YEAR ENDED MARCH 31, 1996
                                                 -------------------------------
                                                  FIRST  SECOND   THIRD  FOURTH
                                                 QUARTER QUARTER QUARTER QUARTER
                                                 ------- ------- ------- -------
Revenues........................................ $14,409 $14,579 $14,059 $23,386
Gross profit....................................   4,504   4,622   4,553   6,940
Operating income................................     575     688     630     859
Net income......................................     465     949     533     665

 Earnings per share for the year ended March 31, 1996 has not been presented because, as discussed in Note 2, the issuance of shares of common stock sold in the IPO and the inclusion of the results of the Initially Acquired Companies are not reflected in any period prior to February 20, 1996.

[MAP OF THE UNITED STATES SHOWING THE CITIES IN WHICH COTELLIGENT HAS AN OFFICE]



                             COTELLIGENT LOCATIONS

                                Los Angeles, CA
                               San Francisco, CA
                                 San Diego, CA
                                 San Jose, CA
                                 San Mateo, CA
                                Costa Mesa, CA
                             Colorado Springs, CO
                                  Denver, CO
                              Ft. Lauderdale, FL
                               Cedar Rapids, IA
                                  Boston, MA
                                Minneapolis, MN
                                 St. Louis, MO
                            Central New Jersey, NJ
                                 New York, NY
                                 Cleveland, OH
                                 Portland, OR
                                Pittsburgh, PA
                                  Dallas, TX
                                  Seattle, WA
                                  Atlanta, GA
                                Tallahassee, FL

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  No dealer, salesperson, or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this Prospectus, and, if given or made, such other information or representations must not be relied on as having been authorized by the Company, the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates in any state to any person to whom it is unlawful to make such offer or solicitation in such state. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   11
Price Range of Common Stock...............................................   11
Dividend Policy...........................................................   12
Capitalization............................................................   12
Selected Financial Data...................................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   21
Management................................................................   31
Principal and Selling Stockholders........................................   35
Description of Capital Stock..............................................   36
Underwriting..............................................................   39
Legal Matters.............................................................   40
Experts...................................................................   41
Available Information.....................................................   41
Incorporation of Certain Information by Reference.........................   41
Index to Consolidated Financial Statements................................  F-1

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                                3,000,000 SHARES

                             [LOGO OF COTELLIGENT]

                                  COMMON STOCK

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                                   PROSPECTUS
                                       , 1998

                              ------------------

                                LEHMAN BROTHERS

                         THE ROBINSON-HUMPHREY COMPANY

                       PRUDENTIAL SECURITIES INCORPORATED

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